Exhibit 99.6

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

REPSOL OIL & GAS CANADA INC.

Report of Management

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with International Financial Reporting Standards. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management’s Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors’ report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholder. Ernst & Young LLP have full and free access to the Audit Committee.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 Framework).

Based on management’s assessment as at December 31, 2015, the end of the Company’s fiscal year, management has concluded that the Company’s internal control over financial reporting is effective. The results of management’s assessment were reviewed with the Audit Committee of the Company’s Board of Directors.

(Signed) “Luis Cabra Dueñas”	(Signed) “Dave Newby”
Luis Cabra Dueñas	Dave Newby
Vice-Chairman and Chief Executive Officer	Senior Vice-President Finance, Treasurer and Chief Financial Officer

February 25, 2016

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholder of Repsol Oil & Gas Canada Inc.

We have audited the accompanying Consolidated Financial Statements of Repsol Oil & Gas Canada Inc., which comprise the Consolidated Balance Sheets as at December 31, 2015 and 2014 and the Consolidated Statements of Loss, Comprehensive Loss, Changes in Shareholder’s Equity and Cash Flows for each of the years in the three-year period ended December 31, 2015 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting under Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Repsol Oil & Gas Canada Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “Ernst & Young LLP”

Chartered Professional Accountants

Calgary, Canada

February 25, 2016

Consolidated Balance Sheets

December 31 (millions of US$)	2015	2014

Assets
Current
Cash and cash equivalents (note 27)	98	262
Accounts receivable (note 9)	372	893
Risk management (note 21)	—	850
Income and other taxes receivable	67	80
Amount due from related party (note 16)	334	—
Restricted cash (note 4)	—	149
Inventories (note 10)	103	133
Prepaid expenses	25	34
	999	2,401
Other assets (note 11)	184	180
Investments (note 7)	392	604
Risk management (note 21)	—	421
Goodwill (note 8)	274	279
Property, plant and equipment (note 12)	7,289	9,064
Exploration and evaluation assets (note 12)	1,664	2,544
Deferred tax assets (note 25)	1,219	1,837
	11,022	14,929
Total assets	12,021	17,330

Liabilities
Current
Bank indebtedness	7	9
Accounts payable and accrued liabilities	884	1,577
Current portion of Yme removal obligation (note 4)	—	186
Obligation to fund equity investee (note 7)	571	186
Risk management (note 21)	—	2
Income and other taxes payable	65	93
Loans from joint ventures (note 7)	14	15
Current portion of long-term debt (note 16)	156	1,109
	1,697	3,177
Decommissioning liabilities (note 14)	755	1,885
Other long-term obligations (note 17)	233	273
Loans from related parties (note 16)	1,007	—
Obligation to fund equity investee (note 7)	56	—
Long-term debt (note 16)	2,111	3,955
Deferred tax liabilities (note 25)	613	635
	4,775	6,748

Contingencies and commitments (note 22)

Shareholder’s equity
Common shares (note 19)	3,492	1,738
Preferred shares (note 19)	—	191
Contributed surplus	86	176
Retained earnings	1,271	4,489
Accumulated other comprehensive income (note 20)	700	811
	5,549	7,405
Total liabilities and shareholder’s equity	12,021	17,330

See accompanying notes.

On behalf of the Board:

(Signed) “Josu Jon Imaz San Miguel”	(Signed) “Michael T. Waites”
Josu Jon Imaz San Miguel	Michael T. Waites
Chairman of the Board	Director

Consolidated Statements of Loss

Years ended December 31 (millions of US$)	2015	2014	2013
		(restated - note 4)	(restated - note 4)
Revenue
Sales	2,254	4,126	4,075
Other income (note 23)	296	148	109
Loss from joint ventures and associates, after tax (note 7)	(1,086)	(1,040)	(275)
Total revenue and other income	1,464	3,234	3,909

Expenses
Operating	885	1,073	1,130
Transportation	182	177	167
General and administrative	298	396	427
Depreciation, depletion and amortization	1,534	1,634	1,727
Impairment, net of reversals (note 13)	1,523	1,314	588
Dry hole	15	141	71
Exploration	175	195	221
Finance costs (note 15)	327	327	318
Share-based payments expense (recovery) (note 19)	(24)	25	49
(Gain) Loss on held-for-trading financial instruments (note 21)	(61)	(1,427)	140
(Gain) Loss on disposals (note 5)	2	(550)	(96)
Other, net (note 24)	266	48	117
Total expenses	5,122	3,353	4,859
Loss from continuing operations before taxes	(3,658)	(119)	(950)
Income taxes (note 25)
Current income tax (recovery)	(177)	429	674
Deferred income tax (recovery)	(669)	(207)	(760)
	(846)	222	(86)
Net loss from continuing operations	(2,812)	(341)	(864)

Discontinued operations
Net loss from discontinued operations (note 4)	(294)	(570)	(311)
Net loss	(3,106)	(911)	(1,175)

Per common share (US$):
Net loss from continuing operations	(2.69)	(0.34)	(0.85)
Net loss from discontinued operations	(0.28)	(0.55)	(0.30)
Net loss	(2.97)	(0.89)	(1.15)
Diluted net loss from continuing operations	(2.73)	(0.41)	(0.91)
Diluted net loss from discontinued operations	(0.28)	(0.55)	(0.30)
Diluted net loss	(3.01)	(0.96)	(1.21)
Weighted average number of common shares outstanding (millions)
Basic (note 28)	1,047	1,033	1,030
Diluted (note 28)	1,047	1,033	1,032

See accompanying notes.

Consolidated Statements of Comprehensive Loss

Years ended December 31 (millions of US$)	2015	2014	2013

Net loss	(3,106)	(911)	(1,175)

Items to be reclassified to net income or loss in subsequent periods:
Foreign currency translation	3	—	—
Transfer of accumulated comprehensive income on disposition of foreign operations (note 4)	(114)	—	—
Items not to be reclassified to net income or loss in subsequent periods:
Remeasurements relating to pension and other post-employment benefit plans[1]	7	(8)	7
Other comprehensive income (loss)	(104)	(8)	7
Comprehensive loss	(3,210)	(919)	(1,168)

(1)           Net of tax of $2 million (2014 - $13 million; 2013 - $3million).

See accompanying notes.

Consolidated Statements of Changes in Shareholder’s Equity

Years ended December 31 (millions of US$)	2015	2014	2013

Common shares (note 19)
Balance at beginning of year	1,738	1,723	1,639
Issued on exercise of stock options	—	5	41
Issued as payment of loan from related parties (notes 16 and 19)	1,500	—	—
Converted from preferred shares	195	—	—
Shares purchased and held in trust for long-term PSU plan	(30)	(21)	(1)
Shares in trust sold on open market	3	—	—
Shares released from trust for long-term PSU plan	86	31	44
Balance at end of year	3,492	1,738	1,723

Preferred shares (note 19)
Balance at beginning of year	191	191	191
Converted to common shares	(191)	—	—
Balance at end of year	—	191	191

Contributed surplus
Balance at beginning of year	176	135	121
Preferred shares conversion difference	(4)	—	—
Settlement of long-term PSU plan grant (note 19)	(104)	(31)	(44)
Share-based payments (note 19)	18	72	58
Balance at end of year	86	176	135

Retained earnings
Balance at beginning of year	4,489	5,695	7,148
Net loss	(3,106)	(911)	(1,175)
Remeasurements of employee benefit plans transferred to retained earnings	7	(8)	7
Common share dividends (note 19)	(117)	(279)	(277)
Preferred share dividends (note 19)	(2)	(8)	(8)
Balance at end of year	1,271	4,489	5,695

Accumulated other comprehensive income (note 20)
Balance at beginning of year	811	811	811
Other comprehensive income (loss)	(104)	(8)	7
Remeasurements of employee benefit plans transferred to retained earnings	(7)	8	(7)
Balance at end of year	700	811	811

See accompanying notes.

Consolidated Statements of Cash Flows

Years ended December 31 (millions of US$)	2015	2014	2013
		(restated - note 4)	(restated - note 4)
Operating activities
Net loss from continuing operations	(2,812)	(341)	(864)
Add: Finance costs (cash and non-cash) (note 15)	327	327	318
Dividends from associates (note 7)	—	—	58
Items not involving cash (note 26)	4,638	2,046	1,993
	2,153	2,032	1,505
Changes in non-cash working capital (note 26)	70	(252)	(39)
Cash provided by operating activities from continuing operations	2,223	1,780	1,466

Investing activities
Capital expenditures
Exploration, development and other	(1,059)	(1,967)	(1,993)
Property acquisitions (note 6)	(31)	(23)	(100)
Proceeds of resource property dispositions (note 5)	396	1,517	146
Proceeds from sale of investment	17	—	—
Investment in joint ventures (note 7)	(553)	(319)	(13)
Proceeds on disposition of associate (note 5)	—	—	590
Loan to joint venture, net of repayments (note 7)	—	(337)	(398)
Changes in non-cash working capital	(259)	93	(172)
Cash used in investing activities from continuing operations	(1,489)	(1,036)	(1,940)

Financing activities
Long-term debt repaid (note 16)	(3,085)	(1,264)	(308)
Long-term debt issued (note 16)	452	1,110	1,094
Loans from joint ventures, net of repayments (note 7)	92	6	141
Loans from related parties (note 16)	2,507	—	—
Amount due from related party (note 16)	(334)	—	—
Common shares issued (note 19)	—	4	28
Common shares purchased (note 19)	(30)	(21)	(1)
Common shares held in trust sold (note 19)	3	—	—
Finance costs (note 15)	(293)	(301)	(295)
Common share dividends (note 19)	(117)	(279)	(277)
Preferred share dividends (note 19)	(2)	(8)	(8)
Deferred credits and other	(41)	(16)	(8)
Changes in non-cash working capital	(29)	(3)	(2)
Cash provided by (used in) financing activities from continuing operations	(877)	(772)	364
Effect of translation on foreign currency cash and cash equivalents	1	4	(1)
Cash provided by (used in) operating activities from discontinued operations (note 4)	(29)	119	301
Cash provided by (used in) investing activities from discontinued operations (note 4)	9	(193)	(392)
Net decrease in cash and cash equivalents	(162)	(98)	(202)
Cash and cash equivalents net of bank indebtedness, beginning of year	253	351	553
Cash and cash equivalents net of bank indebtedness, end of year	91	253	351

Cash and cash equivalents	98	262	364
Bank indebtedness	(7)	(9)	(13)
Cash and cash equivalents net of bank indebtedness, end of year	91	253	351

See accompanying notes.

Notes to the Consolidated Financial Statements

(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

Repsol Oil & Gas Canada Inc. (“ROGCI” or “the Company”), formerly Talisman Energy Inc. (“Talisman”), is a company incorporated under the Canada Business Corporations Act and domiciled in Alberta, Canada. The Company’s common shares are wholly owned by a subsidiary of its ultimate parent Repsol S.A (“Repsol”). Its registered office is located at Suite 2000, 888 — 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The Consolidated Financial Statements as at and for the year ended December 31, 2015 were authorized for issuance by the Board of Directors on February 25, 2016.

Repsol Acquisition of Talisman

On December 15, 2014, the Company entered into an arrangement agreement with Repsol and an indirectly wholly owned subsidiary of Repsol, providing for Repsol’s acquisition of the Company by a way of arrangement under the Canada Business Corporations Act (the “Repsol Transaction”).

On May 8, 2015, the Repsol Transaction was completed. Repsol acquired all of the Company’s outstanding common and preferred shares. Upon the completion of the arrangement, the common shares were delisted from the Toronto Stock Exchange and the New York Stock Exchange, and the preferred shares were delisted from the Toronto Stock Exchange and subsequently converted into common shares.

On January 1, 2016, the Articles of the Company were amended to change the name of the Company from Talisman Energy Inc. to Repsol Oil & Gas Canada Inc.

2. BASIS OF PREPARATION

The Consolidated Financial Statements of ROGCI and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The Consolidated Financial Statements have been prepared on a going concern basis using the historical cost convention, except for available-for-sale financial assets that have been measured at fair value.

Comparative period balances of the Consolidated Statements of Loss and Cash Flows have been restated as a result of the sale of substantially all assets and liabilities of the Norwegian operations on September 1, 2015 (note 4). The Consolidated Financial Statements are prepared in United States dollars (US$), which is the Company’s functional currency.

The preparation of Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas of accounting that require a high degree of judgment or which are based upon significant estimates are disclosed in note 3(aa).

3. SIGNIFICANT ACCOUNTING POLICIES

a) Changes in Accounting Policies

Foreign Currency Translation

Subsequent to the sale of substantially all of the assets and liabilities of the Company’s Norwegian operations on September 1, 2015, (note 4), management has determined that the functional currency of the remaining Norwegian activities is more closely linked to the Norwegian Krone (NOK) than to the US$. Accordingly, effective September 1, 2015, these activities have been accounted for using a NOK functional currency. The impact of this change in functional currency during the rest of 2015 was to recognize a translation gain of $3 million included in other comprehensive income.

b) Accounting Policies Adopted on January 1, 2015

Effective January 1, 2015, the Company adopted new and amended accounting standards as described below:

Employee Benefits

•                  IAS 19 Employee Benefits - Amendments to IAS 19. The amended standard clarified the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after July 1, 2014. Application of the amended standard did not have an impact on the Company’s financial statements as it reflects past accounting policy of the Company.

Operating Segments

•                  IFRS 8 Operating Segments - Amendments to IFRS 8. The amended standard requires (i) disclosure of judgments made by management in aggregating segments, and (ii) a reconciliation of segmented assets to the Company’s assets when segment assets are reported. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment did not have an impact on the Company’s financial position or performance.

Fair Value Measurement

•                  IFRS 13 Fair Value Measurement - Amendments to IFRS 13. The amended standard clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts if the effect of discounting is immaterial. It also clarifies that the portfolio exception can be applied not only to financial assets and liabilities, but also to other contracts within scope of IAS 39 and IFRS 9. The amendment is effective for annual periods beginning on or after July 1, 2014. The application did not have a significant impact on the Company’s financial statements.

Related Parties

•                  IAS 24 Related Parties - Amendments to IAS 24. The amended standard (i) revises the definition of related party to include an entity that provides key management personnel services to the reporting entity or its parent, and (ii) clarifies related disclosure requirements. The amendment did not have an impact on the Company’s financial statements, as there is no entity performing key management services for the Company.

c) Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, being those investees over which the Company, either directly or indirectly, has control. Control is achieved when the Company is exposed, or has the rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

•                  Power over the investee, through existing rights that give the Company the current ability to direct the relevant activities;

•                  Exposure, or rights to variable returns from its involvement with the investee; and

•                  The ability to use its power over the investee to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. Prior to the settlement of the Company’s PSUs, the trusts holding common shares to settle the Company’s obligation arising from its long-term performance share unit (PSU) plan were also consolidated since they were structured entities controlled by the Company (note 19). All intercompany balances and transactions, including unrealized profits arising from such transactions, are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

d) Joint Arrangements and Investments

A joint arrangement represents an arrangement where two or more parties hold joint control. Joint control is deemed to exist under contractual agreement where decisions regarding relevant activities of the arrangement require the unanimous consent of those parties sharing control.

A joint venture is a joint arrangement and represents a company or other entity in which each venturer has an interest, holds joint control and holds rights to the net assets of the entity. Interests in joint ventures are accounted for using the equity method of accounting.

A joint operation is a joint arrangement and represents a company, partnership or other entity in which each venturer has an interest, holds joint control and holds rights to the assets and obligations for the liabilities of the entity. Interests in joint operations are accounted for by recognizing the Company’s share of the assets, liabilities, revenue and expenses.

An associate is an entity, including an unincorporated entity such as a partnership, over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in associates and joint ventures are accounted for using the equity method. Investments of this nature are recorded at original cost and adjusted periodically. The Company’s share of the income of equity investments is recorded in the Consolidated Statements of Loss. Dividends from equity investments are included in cash provided by operating activities. Interests in entities over which the Company does not have significant influence are accounted for as available-for-sale financial assets. Both equity investments and investments classified as available-for-sale assets are tested for possible impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. If, and when, an equity accounted investment balance becomes negative by the application of equity method accounting, the Company assesses whether the Company has an obligation to fund the operations of the equity investment. If so, the Company presents the amount as an obligation to fund equity investee.

e) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method when control is transferred to the Company.  The cost of an acquisition is the aggregate of the consideration transferred, measured at acquisition date fair value.  Acquisition costs incurred are expensed. When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts acquired.

Contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration recorded as a financial asset or liability are recognized in net income in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized but is subject to impairment reviews annually, or more frequently as economic events dictate, as described in note 3(k).

Where goodwill forms part of an operating segment and part of the operation within that segment is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the segment retained.

f) Accounts Receivable

Accounts receivable are recorded based on the Company’s revenue recognition policy. The allowance for doubtful accounts is management’s best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

g) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises direct purchase costs, cost of production and taxes, and is determined using the first-in first-out method for product inventories and by the average cost method for materials and supplies. Net realizable value is determined by reference to prices existing at the balance sheet date less any costs expected to be incurred to completion and disposal.

h) Property, Plant and Equipment (PP&E)

PP&E, comprising oil and gas development and production properties and corporate assets, is stated at cost less accumulated depreciation, depletion and amortization and accumulated impairment losses.

Oil and gas development and production expenditure is generally accounted for using the principles of the successful efforts method of accounting. Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells is capitalized within PP&E.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning liability and capitalized borrowing costs for qualifying assets. The capitalized value of a finance lease is also included within PP&E.

Expenditure on turnarounds comprises the cost of replacement assets or parts of assets and inspection and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits will flow to the Company from the replacement, the expenditure is capitalized and the replaced part is derecognized. Inspection and overhaul costs relating to turnarounds, which generally occur annually, and all other repairs and maintenance costs are expensed when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E and depleted using the unit of production method.

Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset exchanged is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset exchanged, unless the fair value of the asset received is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset exchanged. Any gain or loss arising is recognized in net income.

The Company assesses at each reporting date whether there is an indication that its PP&E may be impaired or subject to impairment reversals. If any indication exists, the Company estimates the asset’s recoverable amount using the methodology described in note 3(j).

i) Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery, and that the carrying amount is likely to be recovered in full from successful development or sale. When this is no longer the case, the costs are written off to their estimated recoverable amount. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E (see note 3(j) for details of the impairment methodology). If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned.

All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

For exchanges or parts of exchanges that involve principally E&E assets, the exchange is generally accounted for at the carrying amount of the asset exchanged.

j) Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable; for example, changes in assumptions relating to future prices, future costs, reserves and contingent resources. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash generating unit (“CGU”). If any such indication of impairment exists, an estimate of the CGU’s recoverable amount is made. A CGU’s recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding production volumes, discount rates, long-term commodity prices, reserve and contingent resource quantities, operating costs, royalty rates, future capital cost estimates, foreign exchange rates, income taxes and life-of-field.

E&E assets are also tested for impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU’s recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depletion charge is adjusted in future periods to allocate the CGU’s revised carrying amount on a systematic basis over its remaining useful life.

The Company assesses investments in associates and joint ventures for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

k) Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may be impaired. The impairment test requires that goodwill be allocated to CGUs, which the Company has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments described in note 30, except for locations within the Other segment, which are generally grouped by country. Impairment is determined for goodwill by assessing the recoverable amount (based on value in use) of each segment or country, as appropriate, to which the goodwill relates.  Where the recoverable amount of the segment or country, as appropriate, is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

l) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of approximately six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Successful exploratory wells and development costs are depleted over proved developed reserves. Significant development costs incurred in connection with proved undeveloped reserves are excluded from depletion until the reserves are developed.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over total proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5-33%, respectively. Gas plants and pipelines in Norway are depleted using the unit of production method based on the related fields.

The transportation rights owned with respect to the Ocensa pipeline are recorded in other assets (note 11), and are being depreciated using the straight-line method at an annual rate of 8%.

m) Non-Current Assets Held for Sale and Discontinued Operations

Non-current assets classified as held for sale and associated liabilities are measured at the lower of carrying amount and fair value less costs to sell, and are presented as current on the Consolidated Balance Sheets.

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups are classified and presented as discontinued operations if the assets or disposal groups are disposed of or classified as held for sale and the assets and disposal groups are:

•                  A major line of business or geographical area of operations;

•                  A part of a single coordinated plan of dispose of a separate major line of business or geographical area of operations; or

•                  A subsidiary acquired solely for the purpose of resale.

The assets or disposal groups that meet these criteria are measured at the lower of the carrying amount and fair value less costs of disposal, with impairments recognized in the Consolidated Statement of Comprehensive Loss. Non-current assets held for sale are presented in current assets and liabilities within the Consolidated Balance Sheets. Assets held for sale are not depreciated, depleted or amortized. Comparative period Consolidated Balance Sheets are not restated.

n) Decommissioning and Environmental Liabilities

Decommissioning liabilities are recognized when the Company has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the liability is recognized as part of the cost of the related PP&E or E&E asset.

Decommissioning liabilities are carried on the Consolidated Balance Sheets at their discounted present value. The liabilities are calculated using a weighted average credit-adjusted nominal rate, and are accreted over time for the change in their present value, with this accretion expense included in finance costs on the Consolidated Statements of Loss. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded decommissioning liability and the actual retirement costs incurred is recorded as a gain or loss.

The increase in capitalized costs is amortized to income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated decommissioning liabilities are capitalized and amortized over the remaining useful life of the underlying asset.

Liabilities for environmental costs are recognized when an obligation exists and the associated costs can be reliably estimated. Generally, the timing of recognition of these liabilities coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. These estimates are included in decommissioning liabilities.

o) Finance Costs and Long-Term Debt

Finance costs include interest and other costs that the Company incurs in connection with the borrowing of funds, as well as accretion expense relating to the Company’s decommissioning liabilities.

Finance costs associated with major development projects are capitalized and included in the carrying amounts of the related assets until they are completed and ready for use. These costs are subsequently amortized to income with the related assets. The amount of borrowing costs capitalized for the period is determined by applying the weighted average interest rate applicable to appropriate borrowings outstanding during the period to the average amount of capitalized expenditure for the qualifying assets.

All other finance costs are recognized on the Consolidated Statements of Loss in the period in which they are incurred.

The classification of debt instruments in the Consolidated Balance Sheets reflects contractual requirements and management’s intent in respect of the refinancing of those instruments. In particular, the classification of bankers’ acceptances and commercial paper, when outstanding, reflects management’s intent to repay within twelve months.

p) Foreign and Reporting Currency

The functional currency of all of the Company’s operations other than its Norwegian operations is the US$.

Foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

As a result of the sale of substantially all assets and liabilities of the Norwegian operations on September 1, 2015, the functional currency of the remaining Norwegian subsidiary was changed to NOK (note 3(a)).

q) Employee Benefit Plans

The cost of providing benefits under the Company’s defined benefit pension plans and non-pension post-employment benefit plans is determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, pensionable earnings escalation, inflation and mortality rates. There is uncertainty relating to the assumptions used to calculate the net benefit expense and accrued benefit obligation, due to their long-term nature.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. The effects of changes in demographic and financial assumptions, experience adjustments, as well as other plan remeasurements such as the return on plan assets are recognized in other comprehensive income (loss) and transferred to retained earnings in the year recorded.

Payments to defined contribution plans are expensed as incurred, which is as the related service is rendered.

The pension benefits of key management personnel represent the attributable amount of the net benefit expense of the plans in which they participate.

r) Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading assets and liabilities, assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized on the Consolidated Balance Sheets when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates.

Non-Hedge Financial Instruments

Held-for-trading financial assets and liabilities are subsequently measured at fair value, with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value, with changes in fair value recognized in other comprehensive income (loss), net of tax. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as loans and receivables and are measured at carrying value, which approximates fair value, due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, certain other long-term obligations and current and long-term debt are classified as other financial liabilities. Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Financial instruments that are derivative contracts are considered held-for-trading.

Derivatives embedded in other financial instruments and non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract. Contracts are assessed for embedded derivatives when the Company becomes a party to them, including at the date of a business combination. Embedded derivatives requiring separation are measured at fair value at each balance sheet date and any gains or losses arising from changes in fair value are recognized in net income.

Own Use Exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements fall within the exemption from IAS 32 and IAS 39, which is known as the “own use” exemption. The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The Company’s production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

s) Comprehensive Loss

The Consolidated Statements of Comprehensive Loss reflects net loss and items of other comprehensive income (loss) which comprise remeasurements relating to the Company’s employee benefit plans and the foreign currency translation of the Company’s remaining Norwegian operations.

t) Income Taxes

Income taxes comprise current tax, deferred tax and Petroleum Revenue Tax (PRT) and are recognized on the Consolidated Statements of Loss except to the extent they relate to items recognized in other comprehensive income (loss) or directly in equity. PRT is treated as an income tax and deferred PRT is accounted for on a temporary difference basis.

Interest and penalties assessed by taxing authorities on any underpayment of income tax are accrued and classified as a component of income taxes on the Consolidated Statements of Loss.

Certain of the Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income taxes at the statutory tax rate in effect at the time of production.

The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Current Tax

Current tax is based on estimated taxable income and tax rates which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred Tax

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity.

u) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and NGLs are recognized at the fair value of the consideration received or receivable when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to the customer. For the Company’s international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company’s working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued at the sales value. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in deferred credits and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and are not netted against revenue.

A significant portion of the Company’s operations outside North America and the North Sea are governed by Production Sharing Contracts (“PSCs”). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil and gas is allocated to the host government and contract parties in accordance with their respective equity interests. All taxes collected from customers that are remitted to governments are excluded from revenues.

Certain of the Company’s foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on the Company’s working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of the Company’s share of crude oil, natural gas and NGLs production and are recorded using rates in effect under the terms of contracts at the time of production.

Sales as reported represents the Company’s share of revenues from the sale of crude oil, natural gas and NGLs and is presented after deduction of royalty payments to governments and other mineral interest owners.

v) Leases

Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for at the commencement of the lease term as finance leases and recorded as PP&E at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments, together with an offsetting liability. Finance charges are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability and are recognized in net income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

w) Share-Based Payments

Prior to May 2015, the Company had stock option plans, cash unit plans, a PSU plan, deferred share unit (DSU) plans and restricted share unit (RSU) plans, under which it received services from employees and directors as consideration for cash payments or equity instruments of the Company. The PSUs were ordinarily settled in shares. The cash units, DSUs and RSUs were settled in cash. The stock option plans could be settled in cash at the option of the holder or the underlying share could be purchased. All of the Company’s share-based payment units were settled and paid in May 2015.

x) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income less after-tax cumulative preferred share dividends by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

y) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and interest-bearing short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of bank indebtedness.

z) Segmented Information

The Company’s reporting segments are established on the basis of having similar economic characteristics and/or which are in similar geographic locations and those components of the Company that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

See note 30 for disclosure of segmented information.

aa) Significant Accounting Judgments, Estimates and Assumptions

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods noted.  Such estimates relate primarily to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

DD&A, the fair value and/or the value in use of PP&E and E&E assets, goodwill, investment in equity accounted entities, amounts recognized for impairment charges and reversals and the recognition of assets acquired and liabilities assumed upon a business combination are impacted by estimates of oil and natural gas reserves, contingent resources, commodity prices, and capital and operating costs required to develop and produce those reserves. By their nature, estimates of reserves and resources and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material. The measurement of impairment charges and reversals is also dependent upon management’s judgment in determining CGUs.

Inherent in the calculation of decommissioning liabilities are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the amount of decommissioning liabilities, a corresponding adjustment is made to the PP&E and/or E&E assets balance.

The values of pension assets and obligations and the amount of the net benefit expense charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The measurement of income tax expense, the related provisions and deferred tax assets on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves and contingent resources, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The designation of the Company’s functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Provisions are recorded when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability.

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote. The evaluation of the likelihood of the contingent events requires management judgment as to the probability of exposure to potential loss.

Once the Company’s interest in an equity investee is reduced to zero, additional losses are provided for, and an obligation to fund equity investee is recognized, only to the extent that the Company has incurred legal or constructive obligations.

bb) Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to the Company and will become effective for future reporting periods, but have not yet been adopted. The Company intends to adopt these standards, if applicable, when they become effective on, or after, January 1, 2016:

Effective January 1, 2016 and after

•                  IFRS 9 Financial Instruments. IFRS 9 (July 2014) replaces earlier versions of IFRS 9 that had not yet been adopted by the Company and supersedes IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new models for classification and measurement of financial instruments, hedge accounting and impairment of financial assets and is effective for periods beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact on the Company’s financial statements.

•                  IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies that revenue should be recognized when an entity transfers control of goods or services at the amount the entity expects to be entitled to as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. In an exposure draft in May 2015, the effective date of IFRS 15 was proposed to be deferred to January 1, 2018.  Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the standard on the Company’s financial statements.

•                  IFRS 16 Leases requires lessees to recognize nearly all leases — with an exemption for short-term and low-value asset leases — on the balance sheet, which will reflect their right to use an asset for a period of time and the associated liability to pay rentals, whereas under the existing rules, lessees generally account for lease transactions either off balance sheet or on balance sheet for finance leases. The lessor’s accounting model largely remains unchanged. The Company has not yet determined the impact of the standard on the Company’s financial statements. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019.

4. DISCONTINUED OPERATIONS

On September 1, 2015, the Company completed the sale of substantially all of the assets and liabilities of its Norwegian operations (the “Disposal Group”), to Repsol Exploration Norge AS, a subsidiary of Repsol, for proceeds of $47 million including working capital.

Operating results related to the Disposal Group have been included in net loss from discontinued operations in the Consolidated Statements of Loss for the period of ownership. Comparative period balances of the Consolidated Statements of Loss and Cash Flows have been restated. During 2015, the Disposal Group was remeasured to its recoverable amount of $47 million and as a result, a loss on remeasurement of discontinued operations of $472 million pre-tax ($292 million after-tax) was recorded in Norway. When the acquisition closed on September 1, 2015, an additional $10 million pre-tax loss on remeasurement of discontinued operations ($2 million after-tax) was recorded. Exchange gains of $114 million relating to the Disposal Group previously recognized in accumulated other comprehensive income were included in the net loss from discontinued operations on the Consolidated Statements of Loss.

Net loss from discontinued operations reported on the Consolidated Statements of Loss is composed of the following:

Years ended December 31,	2015	2014	2013
Revenue	182	529	577
Expenses	(429)	(1,190)	(949)
	(247)	(661)	(372)
Loss on remeasurement of discontinued operations	(482)	—	—
Realized accumulated translation adjustments on disposition of foreign operations	114	—	—
Loss from discontinued operations before taxes	(615)	(661)	(372)
Income taxes
Current income tax recovery	(8)	(11)	(51)
Deferred income tax recovery	(313)	(80)	(10)
Net loss from discontinued operations	(294)	(570)	(311)

During the year ended December 31, 2015, the Company recorded a pre-tax impairment of $118 million ($85 million after-tax) in Norway E&E assets to fully impair costs associated with a license after a dry exploration well confirmed the license to be uneconomic.  In addition, the Company recorded a pre-tax impairment of $30 million ($7 million after-tax) in Norway, due to an increase in the decommissioning obligation and asset caused by a 1.5% decrease in the credit-adjusted discount rate used to measure decommissioning liabilities.

During the year ended December 31, 2014, the Company recorded impairment expenses of $288 million pre-tax ($142 million after-tax) related to E&E assets in Norway. Of the $288 million, $158 million pre-tax expense ($35 million after-tax) was recorded due to uncertainties in future development plans as a result of lower prices and a further $130 million of pre-tax impairment expense ($107 million after-tax) as a result of the Company’s decision to withdraw from an exploration licence following technical evaluation, representing the full book value of the licence. In addition, the Company also recorded a $166 million pre-tax impairment ($36 million after-tax) related to PP&E assets as a result of lower commodity prices, capital overruns, high operating costs and lower than expected results which resulted in downward reserves revisions.

During 2013 in Norway, the Company recorded a net impairment expense of $358 million pre-tax ($79 million after-tax). The impairments are primarily as a result of increased decommissioning costs and negative reserves revisions.

In March 2013, prior to being included as discontinued operations, the Company acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-

surface Yme structure to the platform contractor (which the Company, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works. The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

From January 1 to August 31, 2015, $60 million (2014 - $66 million, 2013 - $30 million) in eligible expenditures were incurred on the Talisman Works which reduced the Yme removal obligation and the restricted cash balance by an equal amount. The remaining balances of restricted cash and Yme removal obligation were sold to Repsol Exploration Norge AS, a subsidiary of Repsol, as part of the Norwegian operating assets and liabilities on September 1, 2015.

The cash flows from discontinued operations, including changes in related non-cash working capital items, are as follows:

Years ended December 31,	2015	2014	2013
Operating	(29)	119	301
Investing	9	(193)	(392)
Cash flows from discontinued operations	(20)	(74)	(91)

5. DISPOSALS AND ASSETS HELD FOR SALE

Asset Sales Completed in 2015

North America Disposition

On December 30, 2015, the Company completed the sale of 26% of its 50% interest (a net 13% working interest; retaining a 37% working interest post-sale) in its Eagle Ford area to certain subsidiaries of Statoil ASA (“Statoil”) for net proceeds of $393 million after $7 million working capital adjustments, resulting in a pre-tax gain of $6 million ($4 million after-tax).

North Sea Disposition

On September 1, 2015, the Company completed the sale of substantially all of the assets and liabilities of its Norwegian operations, to Repsol Exploration Norge AS, a subsidiary of Repsol, for proceeds of $47 million including working capital (note 4).

Asset Sales Completed in 2014

Southeast Asia Dispositions

In October 2014, the Company completed the sale of its 7.48% interest in the Southeast Sumatra PSC in Indonesia for proceeds of $34 million, net of withholding tax, resulting in a pre-tax loss of $3 million ($nil after-tax).

North America Dispositions

In July 2014, the Company completed the sale of non-core assets in western Canada with net proceeds of $99 million after $1 million in working capital adjustments, resulting in a pre-tax loss on disposal of $3 million ($3 million after-tax).

In April 2014, the Company sold non-core assets in western Canada for net proceeds of $42 million after $2 million in working capital adjustments, resulting in a pre-tax loss on disposal of $3 million ($4 million after-tax).

In March 2014, the Company completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $564 million ($493 million after-tax). The assets held for sale and liabilities associated with assets held for sale included in the Consolidated Balance Sheets as at January 1, 2014 were $776 million and $160 million respectively. The operating results from January 1, 2014 up to the date of closing were included in net income for the three month period ended March 31, 2014 and the gain was included in “Gain on disposals” on the Consolidated Statements of Loss.

Asset Sales Completed in 2013

Sale of Colombian Pipeline Interest

In December 2013, the Company sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, resulting in a pre-tax gain of $34 million. The Company retained its crude oil transportation rights in the Ocensa pipeline and retained its option to market any unused capacity to third parties.

North America Dispositions

In November 2013, the Company completed sales of non-core assets in western Canada for net proceeds of $35 million, resulting in a pre-tax loss of $3 million ($2 million after-tax).

In May 2013, the Company completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after-tax).

Southeast Asia Dispositions

In 2013, the Company completed the sale of its 5.03% interest in the Offshore Northwest Java PSC in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after-tax).

6. PROPERTY ACQUISITIONS

During the year ended December 31, 2013, the Company acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company’s existing position in the Nam Con Son Basin.

7. INVESTMENTS

	December 31, 2015	December 31, 2014
Investments in Joint Ventures
Equity investment in Equion Energía Limited (Equion)	318	523
Available-for-sale investment
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	40	47
	74	81
Total	392	604

	December 31, 2015	December 31, 2014
Obligation to Fund Equity Investee[1]
Equity investment in TSEUK	(627)	(700)
Loan to TSEUK	—	514
	(627)	(186)

(1)         The Company’s planned equity funding for 2016 is $571 million net. The remaining $56 million is classified as a long-term obligation.

Investments in Joint Ventures

Movement in the investment in Equion joint venture during the year is as follows:

Years ended December 31,	2015	2014
Balance, beginning of year	523	920
Share of net income (loss) and comprehensive income (loss)	(65)	15
Dividends declared by Equion[1]	(93)	(279)
Impairment (note 13)	(47)	(133)
Balance, end of year	318	523

(1)         The dividends declared were settled through a reduction in the loan payable to Equion.

The Company has a 49% interest in the ownership and voting rights of Equion whose principal place of operations is Colombia. The Company is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Movement in the investment in TSEUK joint venture during the year is as follows:

Years ended December 31,	2015	2014
Balance, beginning of year	(186)	206
Investment in TSEUK	1,094	961
Loan to TSEUK, net of repayments and settlements	(514)	(298)
Share of net loss and comprehensive loss	(1,021)	(1,055)
Balance, end of year	(627)	(186)

The Company has a 51% interest in the ownership and voting rights of TSEUK whose principal place of operations is the United Kingdom (UK) and is incorporated in England and Wales. The Company is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following tables summarize the financial information of the joint ventures. The tables also reconcile financial information to the carrying amount of the Company’s interest in joint ventures, which are accounted for using the equity method.

Summarized Balance Sheets	December 31, 2015			December 31, 2014
	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Cash and cash equivalents	20	108	128	37	141	178
Current assets	275	140	415	517	314	831
Loans receivable from shareholders	—	29	29	—	29	29
Non-current assets	3,957	836	4,793	4,812	1,246	6,058
Total assets	4,252	1,113	5,365	5,366	1,730	7,096
Current liabilities	655	184	839	1,073	392	1,465
Loans payable to shareholders	—	—	—	1,009	—	1,009
Decommissioning liabilities	4,952	19	4,971	4,767	43	4,810
Other non-current liabilities	26	224	250	40	286	326
Total liabilities	5,633	427	6,060	6,889	721	7,610
Net assets (liabilities)	(1,381)	686	(695)	(1,523)	1,009	(514)

ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of net assets (liabilities)	(704)	336	(368)	(777)	494	(283)
Goodwill	77	162	239	77	162	239
	(627)	498	(129)	(700)	656	(44)
Loan to TSEUK	—	—	—	514	—	514
Impairment (note 13)	—	(180)	(180)	—	(133)	(133)
ROGCI’s investment (obligation to fund)	(627)	318	(309)	(186)	523	337

(1)         Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Year ended December 31, 2015			Year ended December 31, 2014
	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Revenue	791	480	1,271	1,191	601	1,792
Expenses
Operating	937	74	1,011	1,315	100	1,415
Transportation	17	41	58	20	37	57
General and administrative	49	—	49	38	—	38
Restructuring costs	5	—	5	—	—	—
Depreciation, depletion and amortization	450	324	774	383	267	650
Dry hole	—	—	—	25	—	25
Exploration expense	5	—	5	10	—	10
Finance costs	189	2	191	122	2	124
Impairment, net of reversals	687	150	837	3,149	—	3,149
Other	211	50	261	609	(24)	585
Income (loss) before tax	(1,759)	(161)	(1,920)	(4,480)	219	(4,261)
Current income tax expense (recovery)	(97)	48	(49)	(98)	167	69
Deferred income tax expense (recovery)	340	(76)	264	(2,314)	21	(2,293)
Net income (loss) and comprehensive income (loss)	(2,002)	(133)	(2,135)	(2,068)	31	(2,037)

ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of income (loss) after tax	(1,021)	(65)	(1,086)	(1,055)	15	(1,040)

(1)   Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Year ended December 31, 2015			Year ended December 31, 2014
	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Operating activities
Net income (loss)	(2,002)	(133)	(2,135)	(2,068)	31	(2,037)
Add: Finance costs (cash and non-cash)	184	2	186	122	2	124
Items not involving cash	1,647	408	2,055	1,605	289	1,894
Changes in non-cash working capital	(154)	26	(128)	154	(65)	89
Cash provided by (used in) operating activities	(325)	303	(22)	(187)	257	70

Investing activities
Capital expenditures and acquisitions	(660)	(87)	(747)	(1,179)	(214)	(1,393)
Proceeds of disposition	—	7	7	—	14	14
Loans to shareholders, net of repayments	—	(190)	(190)	—	(11)	(11)
Other	(111)	(66)	(177)	112	26	138
Cash used in investing activities	(771)	(336)	(1,107)	(1,067)	(185)	(1,252)

Financing activities
Common shares issued	1,085	—	1,085	625	—	625
Loans from shareholders, net of repayments	—	—	—	661	—	661
Finance costs (cash)	(26)	—	(26)	(49)	—	(49)
Other	20	—	20	12	—	12
Cash provided by financing activities	1,079	—	1,079	1,249	—	1,249

(1)   Balances represent respective entity’s 100% share.

The summarized financial information presented are the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company’s jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of TSEUK have been adjusted with respect to asset impairments, dry hole expense, depletion, depreciation, and amortization, and deferred tax assets.

TSEUK Joint Venture

As at December 31, 2015, the investment balance in the TSEUK joint venture was negative $627 million. Based on anticipated funding requirements in 2016, the Company has recorded $571 million as a current obligation. The obligation to fund TSEUK, in proportion of its shareholding, arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition the Company, in proportion of its shareholding, has a guarantee to fund TSEUK’s decommissioning obligation if TSEUK is unable to, and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

In June 2014, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK, of which the Company was committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. In March 2015, the maximum available amount was increased to $1.5 billion. This facility expired on June 30, 2015. During the period from July 1, 2014 to December 31, 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $625 million under this facility, of which the Company’s share was $319 million. During the six month period ended June 30, 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $710 million under this facility, of which the Company’s share was $362 million.

In June 2015, the shareholders of TSEUK provided a new equity funding facility of $1.7 billion, of which the Company is committed to $867 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. This facility is effective from July 1, 2015 and expires on December 31, 2016. During the six month period ended December 31, 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $375 million under this facility, of which the Company’s share was $191 million.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which the Company is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. In January 2015, an agreement was reached by the shareholders of TSEUK, in which the quarterly principal and interest payments of the facility were deferred until July 31, 2015. In July 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.1 billion, of which the Company’s share was $541 million, which settled remaining shareholder loans of $1.0 billion and accrued interest of $52 million, of which the Company’s share was $514 million and $27 million, respectively.

Any loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  Any outstanding loans will mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility. Remaining borrowing capacity under this facility:

Years ended December 31,	2015	2014
Borrowing capacity, beginning of year	742	1,525
Advances	—	(783)
Borrowing capacity, end of year	742	742
ROGCI’s share	378	378

In June 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.26 billion, of which the Company’s share was $643 million, which settled shareholder loans of $1.24 billion and accrued interest of $18 million, of which the Company’s share was $634 million and $9 million, respectively.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 21.

During the year ended December 31, 2015, the UK government announced that effective January 1, 2015 the rate of supplementary charge on ring fence profits decreased from 32% to 20%. Consequently, there is now a combined UK corporation tax and supplementary charge rate of 50% (down from 62%) for oil and gas companies with fields not subject to Petroleum Revenue Tax (PRT). The UK government also announced that the PRT rate will decrease from 50% to 35%, effective for years ending after December 31, 2015. As a result of this legislative change, TSEUK recorded a recovery of deferred PRT of $98 million ($50 million net to the Company).

Equion Joint Venture

During the year ended December 31, 2015, Equion declared dividends payable to the shareholders in the amount of $190 million of which the Company’s share was $93 million.  The Company has recorded a reduction in the equity investment in Equion. The dividends were settled through reduction of the loan due to Equion as described below.

During the year ended December 31, 2014, Equion declared dividends payable to the shareholders in the amount of $570 million, of which the Company’s share was $279 million. The Company has recorded a reduction in the equity investment in Equion. The dividends were settled through reduction of the loan due to Equion as described below.

The loan due to Equion of $14 million (2014 - $15 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

The following table summarizes the Company’s share of TSEUK and Equion commitments as at December 31, 20151,2:

	2016	2017	2018	2019	2020	Subsequent to 2020	Total
Purchase commitments	16	16	—	—	—	—	32
Investment commitments[4]	97	—	—	—	—	—	97
Service commitments	138	15	11	12	5	8	189
Transportation commmitments[3]	11	8	4	—	—	—	23
Operating leases	4	2	2	2	2	9	21
	266	41	17	14	7	17	362

(1)    Payments exclude interest on long-term debt.

(2)    Future payments denominated in foreign currencies have been translated into US$ based on the December 31, 2015 exchange rate.

(3)    Certain of the Company’s transportation commitments are tied to firm gas sales contracts.

(4)    Investment commitments include drilling rig commitments to meet a portion of the Company’s future drilling requirements, as well as minimum work commitments.

As of December 31, 2015, TSEUK’s total recorded decommissioning liabilities were $5.1 billion, of which the Company’s share is $2.6 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation on cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience. TSEUK Management has updated their review of decommissioning liability estimates, taking into account both internal assessments as well as external party views, including other operators, independent decommissioning experts and, more recently, new industry studies.

The following table provides a summary of the estimated settlement timing of the Company’s share of TSEUK and Equion discounted decommissioning liabilities as at December 31, 2015. However, due to the nature of the risks provisioned, these timing assessments are subject to uncertainty and changes that are beyond the Company’s control. As a result, the schedule could change in the future accordingly to the circumstances inherent in the estimates.

	Less than one year	Between 1 to 5 years	More than 5 years	Total
Decommissioning liabilities	84	620	1,915	2,619

8. GOODWILL

Changes in the carrying amount of the Company’s goodwill are as follows:

Continuity of goodwill	2015	2014
Balance, beginning of year	279	575
Disposals (note 5)	(5)	(9)
Impairment (note 13)	—	(287)
Balance, end of year	274	279

Goodwill has no tax basis.

9. ACCOUNTS RECEIVABLE

December 31,	2015	2014
Accounts receivable	402	902
Allowance for doubtful accounts	(30)	(9)
	372	893

The fair value of accounts receivable approximates the carrying amount due to their short term to maturity. Trade receivables are non-interest bearing and are generally on 30-90 day terms.

At December 31, the analysis of accounts receivables that were due or past due, but not impaired, was as follows:

Due date	2015	2014
Not due	268	724
Past due 0-30 days	34	47
Past due 31-180 days	35	47
Past due for more than 180 days	35	75
	372	893

10. INVENTORIES

December 31,	2015	2014
Materials and supplies	47	70
Product	56	63
	103	133

11. OTHER ASSETS

December 31,	2015	2014
Accrued pension asset (note 29)	4	4
Decommissioning sinking fund (note 14)	85	71
Transportation rights[1]	84	92
Other	11	13
	184	180

(1)   Net of $24 million accumulated depreciation (2014 - $16 million).

12. OIL AND GAS ASSETS

The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2013	23,039	5,393	28,432

Additions	1,743	409	2,152
Disposals and derecognition	(1,981)	(23)	(2,004)
Transfers from E&E assets to PP&E	285	(285)	—
Change in decommissioning liabilities	130	114	244
Expensed to dry hole	—	(140)	(140)

At December 31, 2014	23,216	5,468	28,684

Acquisitions	—	31	31
Additions	901	198	1,099
Disposals and derecognition	(4,675)	(2,247)	(6,922)
Transfers from E&E assets to PP&E	40	(40)	—
Change in decommissioning liabilities	99	3	102
Expensed to dry hole[1]	—	(21)	(21)

At December 31, 2015	19,581	3,392	22,973

Accumulated DD&A
At December 31, 2013	13,287	2,228	15,515

Charge for the year	1,936	10	1,946
Disposals and derecognition	(1,733)	—	(1,733)
Transfers from E&E assets to PP&E	10	(10)	—
Impairment losses, net of reversals	672	676	1,348
Transfers from PP&E to E&E assets	(20)	20	—

At December 31, 2014	14,152	2,924	17,076

Charge for the year[1]	1,617	—	1,617
Disposals and derecognition	(4,129)	(2,173)	(6,302)
Impairment, net of reversals[1] (note 13)	652	977	1,629

At December 31, 2015	12,292	1,728	14,020

Net book value
At December 31, 2015	7,289	1,664	8,953
At December 31, 2014	9,064	2,544	11,608
At December 31, 2013	9,752	3,165	12,917

(1)   Balances include $6 million in dry hole expense, $86 million in DD&A, and $153 million in impairment expense related to discontinued operations in Norway, respectively.

Included in PP&E are capitalized interest costs of $9 million (2014 - $15 million) relating to projects under construction and development. During the year ended December 31, 2015, interest costs of $nil (2014 - $nil; 2013 - $9 million) were capitalized.

Non-Depleted Capital

PP&E and E&E assets include the following costs that were not subject to DD&A:

December 31,	2015	2014
E&E assets[1]
North America	1,030	1,345
Southeast Asia	540	667
North Sea[3]	—	125
Other	94	407
	1,664	2,544
Development projects[2]
North America	288	311
Southeast Asia	285	451
North Sea[3]	—	21
Other	13	—
	2,250	3,327

(1)         E&E assets include undeveloped land, acquired unproved reserve costs not associated with producing fields, and exploration costs. Acquired costs of unproved reserves are not depleted while under active evaluation for commercial reserves. Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans.

(2)         Development projects are not depleted until the asset is substantially complete and ready for its intended use.

(3)         Includes non-depleted capital costs from Norway only.

Costs relating to wells drilled prior to 2015 continue to be capitalized, since management’s ongoing assessment includes further planned activity. The Company has performed impairment analysis on E&E assets as a result of the lower commodity price environment as at December 31, 2015 (note 13). The number of wells drilled prior to 2015 and related costs are as follows:

	Years	Number of wells	Cost
North America¹	2013-2014	3	49
Southeast Asia	2003-2014	21	210
Other	2008-2013	6	83
		30	342

(1)         No costs associated with North America wells drilled prior to 2013 continue to be capitalized as at December 31, 2015.

Southeast Asia and other international wells relate to projects that are in the process of being evaluated, including the drilling of additional appraisal wells and the completion of additional seismic analysis. Some of these projects are in the final stages of project sanction.

13. IMPAIRMENT

Years ended December 31,	2015	2014	2013
Impairment losses
E&E assets	848	388	17
PP&E	787	538	386
	1,635	926	403
Goodwill impairment loss (note 8)	—	287	185
Impairment in Equion (note 7)	47	133	—
Impairment reversals
E&E assets	—	—	—
PP&E	(159)	(32)	—
	(159)	(32)	—
Net impairment	1,523	1,314	588

At December 31, 2015, the Company assessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. In 2015, the Company calculated the recoverable amount of CGUs as the value in use using a discounted cash flow model. The discount rate is derived from the Company’s post-tax weighted average cost of capital and then adjusted for country risk to arrive at a discount rate. The rate to be applied is reassessed each year. The calculation of recoverable amounts is sensitive to the following assumptions which have been based on a long-term view of global oil and gas supply and demand as well as extensive industry experience:

•                  Production volumes;

•                  Discount rates;

•                  Commodity prices;

•                  Reserve and contingent resource quantities;

•                  Operating costs;

•                  Royalty rates;

•                  Future capital cost estimates;

•                  Foreign exchange rates; and

•                  Income taxes.

Production volumes, operating costs and future capital cost estimates are based on management’s best estimates of future costs based on the development plans approved by senior management, and in some areas, development plans. Reserve and contingent resource quantities form the basis of the production profiles within the discounted cash flow models. The data generated for each field takes into consideration the development plans approved by senior management and reasonable assumptions that would apply in appraising the assets, including expected licence renewals.

Commodity prices are based on market indicators at the end of the year. Management’s long-term assumptions are benchmarked against the forward price estimates of a range of analysts, external reserves evaluation firms, and industry agencies on an annual basis.

Discount rates used reflect the estimated weighted average cost of capital rates adjusted for country specific risk to arrive at a discount rate for each CGU. The discount rates are intended to reflect current market assessment of the time value of money and the risks specific to the asset.

Foreign exchange rates are based on management’s long-term assumptions set with reference to a range of underlying economic indicators.

Income taxes are calculated for each relevant jurisdiction using the tax rates and rules in place at the end of the year. Royalties are also calculated on a field-by-field basis using available deductions.

The following assumptions were used in developing the cash flow models and applied over the expected life of the respective fields within each CGU:

	2016	2017	2018	2019	2020¹
WTI/Dated Brent ($/bbl)	40.00	55.00	65.00	75.00	85.00
Henry Hub natural gas ($/mmbtu)	2.60	3.20	3.70	4.20	4.80
US$/C$	0.75	0.80	0.80	0.81	0.81

(1)         Prices are escalated at 2.0% thereafter.

The discount rates used in 2015 and 2014 by business segment and geographical area are shown below:

	2015	2014
North America	8.0-8.2%	10%
Southeast Asia	8.4-12.2%	10%
Other	9.3-9.5%	10%

In prior years, in addition to discounted cash flows, the Company considered a variety of market metrics in assessing fair value less cost to sell. In 2015, it became increasingly difficult to obtain reliable market metric data in the current economic environment and management considered the discounted cash flows as the principle method of determining the recoverable amounts.

North America Impairments

During 2015, the Company recorded a PP&E asset impairment reversal of $120 million relating to Edson ($88 million after-tax), in part as a result of the aggregation of the Wild River/Bigstone CGU into the Edson CGU. In 2015, the Company aggregated these CGUs as they are in the same geographical area and now managed on a portfolio basis due to a change in the management team. The CGU consists of upstream properties and midstream assets. The recoverable amount, as reflected by the value in use of the CGU, is $1.5 billion.

During 2015, the Company fully impaired the Groundbirch CGU and recorded a pre-tax impairment expense of $252 million ($185 million after-tax), of which $84 million was to PP&E assets and $168 million was to E&E assets, primarily as a result of the lack of capital committed to the project. The Groundbirch CGU consists of upstream properties.

During 2014, the Company recorded a $614 million pre-tax ($614 million after-tax) impairment expense relating to Eagle Ford, of which $488 million was to PP&E assets and $126 million to E&E assets. The CGU consists of upstream properties and midstream assets. The impairment was taken mainly as a result of the overall lower commodity price environment leading to the decrease of the properties and asset valuation.

Management used a market-based valuation approach which objectively validated the CGU’s fair market valuation against precedent transactions. Precedent transactions from 2014 and 2013 were used to derive market metrics. A discount factor was applied to the historical 2014 and 2013 market metrics to reflect the lower liquids prices observed in the fourth quarter of 2014, the reduction determined by reference to comparable “pure play” companies operating in the CGU. During 2015, as a result of sustained declines in commodity prices, the Company recorded a $481 million pre-tax ($293 million after-tax) impairment expense of which $389 million was to PP&E assets and $92 million to E&E assets. The recoverable amount, as reflected by the value in use of the CGU, is $968 million at December 31, 2015.

During 2013, the Company recorded impairment expense of $332 million pre-tax ($252 million after-tax) in North America. The majority of this impairment, $309 million pre-tax ($231 million after-tax), was recorded in conventional properties in Canada as a result of the Company lowering its long-term natural gas price assumptions by approximately 25% over the previous year’s assumptions and upward revisions in cost estimates.

Southeast Asia Impairments

During 2015, the Company recorded a pre-tax PP&E impairment expense of $154 million ($96 million after-tax) for PM3 in Malaysia due to the cancellation of development activity and drilling of fewer wells in light of the lower commodity prices. The recoverable amount, reflected by the value in use of the CGU, is $231 million. In addition, the Company also fully impaired an E&E asset of $49 million ($30 million after-tax) due to the limited commercial viability of an exploration well in Malaysia.

During 2015, the Company recorded a pre-tax PP&E impairment expense of $17 million ($11 million after-tax) related to Kinabalu in Malaysia and $100 million ($50 million after-tax) related to HST/HSD in Vietnam and fully impaired a property in Australia (PP&E impairment) for $46 million ($46 million after-tax) primarily as a result of lower commodity prices.

During 2015, the Company recorded a pre-tax E&E impairment expense of $244 million ($244 million after-tax) for Papua New Guinea due to lower gas prices and the higher discount rate due to country risk. The recoverable amount, reflected by the value in use of the CGU, is $260 million.

During 2014, the Company recorded impairment expenses of $60 million pre-tax ($27 million after-tax) in Southeast Asia, of which $45 million pre-tax expense ($19 million after-tax) related to PP&E assets in Australia and $8 million pre-tax expense ($5 million after-tax) to PP&E assets in Malaysia. The impairment relating to Australia was a result of lower commodity prices and increased 2014 decommissioning cost estimates. The impairment relating to Malaysia was a result of lower commodity prices.

During 2013, Kitan in Australia was impacted by well performance issues and, as a result, the Company made a downward revision to estimated recoverable reserves and recorded an impairment expense of $55 million pre-tax ($27 million after-tax).

Other Impairments

During 2015, the Company fully impaired its E&E assets in the Kurdistan Region of Iraq and recorded a pre-tax impairment expense of $197 million ($197 million after-tax) as the Company has no specific plan to develop. However, the Company is discussing possible development options with the Kurdistan Regional Government.

During 2015, the Company recorded a pre-tax E&E impairment expense of $94 million ($94 million after-tax) for Block CPE-6 in Colombia relating to E&E assets as the Company reached an agreement in the fourth quarter in 2015 to sell the Block for nominal proceeds.

During 2015, the Company recorded a pre-tax impairment expense of $47 million ($47 million after-tax) related to its investment in Equion, due principally to the lower commodity price environment.

During 2014, the Company recorded pre-tax impairment expense of $234 million ($234 million after-tax) relating to Block 44 included in E&E assets in the Kurdistan Region of Iraq after determining that future investment in a capital constrained environment was unlikely.

During 2014, the Company recorded an impairment expense of $133 million pre-tax ($133 million after-tax) related to its investment in Equion, due principally to the lower commodity price environment.

During 2013, the Company recorded $16 million pre-tax ($16 million after-tax) of impairment expense in the “Other” segment relating primarily to Sierra Leone and Peru. In 2013, the Company received government approval to transfer all of its interests in Sierra Leone, and was in the process of exiting Peru.

Impairment of Goodwill

Goodwill was assessed for impairment as at December 31, 2015 using the value in use. The value in use was estimated for a group of CGUs in an operating segment or a country, with allocated goodwill, based on the assumptions used in the asset impairment tests. Any determination with respect to the recoverable amount of the group of CGUs is sensitive to the changes in key assumptions.

No reasonably possible change in assumptions would cause goodwill to become impaired in the CGUs, or group of CGUs.

During 2014, the Company recorded a non-taxable goodwill impairment expense of $287 million in the North Sea operating segment, representing a full write-off of the North Sea goodwill balance. The goodwill write-off was a result of the Company’s view of the declining value of its North Sea assets driven by lower commodity prices and higher decommissioning and development cost estimates.

During 2013, the Company recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from the diminution of the Company’s view of the value of its North Sea assets.

14. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	2015	2014
Balance, beginning of year	1,928	1,769
Liabilities incurred during the year	47	75
Liabilities settled during the year	(84)	(59)
Accretion expense[1](note 15)	48	51
Revisions in estimated cash flows	(201)	109
Change in discount rate	256	60
Disposals	(1,198)	(77)
Balance, end of year	796	1,928
Expected to be settled within one year	41	43
Expected to be settled in more than one year	755	1,885
	796	1,928

(1)         Balance includes $14 million (2014 - $25 million) in accretion expense related to discontinued operations in Norway.

Revisions in estimated discounted cash flows occurring in 2015 included revisions to cost estimates attributed to the appreciation of the US dollar relative to country level estimates denominated in local currency and deflationary short-term cost environment assumptions, both generating reductions in estimated cash flows. The liabilities incurred during the year related principally to new wells and facilities in North America and Southeast Asia. Substantially all of the liabilities settled and disposed relate to North American and Norwegian properties, respectively.

The Company provides for the future cost of decommissioning oil and natural gas properties and facilities on a discounted basis. At December 31, 2015, the estimated undiscounted inflation-adjusted decommissioning liabilities associated with oil and gas properties and facilities were $2.6 billion. The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity.

As a result of the Repsol Transaction, the Company has adopted Repsol’s credit-adjusted rate to discount its decommissioning liabilities. The provision has been calculated using the current estimated cost to retire the asset inflated to the estimated retirement date and then discounted using a weighted average credit-adjusted nominal rate of 4.8% at December 31, 2015. As a result, the Company’s decommissioning liabilities increased by $256 million.  In addition, as a result of the sale of assets and liabilities of the Company’s Norwegian operations to a subsidiary of Repsol, $1.2 billion of discounted decommissioning liabilities ($1.3 billion undiscounted) were transferred to a subsidiary of Repsol effective September 1, 2015. Total accretion expense from continuing operations for the year ended December 31, 2015 of $34 million (2014 - $26 million; 2013 - $23 million) has been included in Finance costs in the Consolidated Statements of Loss.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of the costs to be incurred. The following table provides a summary of the estimated settlement timing of the Company’s decommissioning liabilities as at December 31, 2015. However, due to the nature of the risks provisioned, these timing assessments are subject to uncertainty and changes that are beyond the Company’s control. As a result, the schedule could change in the future accordingly to the circumstances inherent in the estimates.

	Less than one year	Between 1 to 5 years	More than 5 years	Total
Decommissioning liabilities	41	320	435	796

The Company has established decommissioning sinking funds of $85 million at December 31, 2015 (2014 - $71 million) (note 11) that represents secured funding for a portion of its decommissioning obligations in Southeast Asia and Other.

15. FINANCE COSTS

Years ended December 31,	2015	2014	2013
Interest on long-term debt	251	269	271
Miscellaneous interest expense and other fees	42	32	33
Non-cash accretion expense (note 14)	34	26	23
Less: interest capitalized	—	—	(9)
	327	327	318

Interest capitalization ceased on the HST/HSD blocks in Vietnam upon first production in May 2013.

16. LONG-TERM DEBT

December 31,	2015	2014
Bankers’ Acceptances	—	475
Commercial Paper	—	103
Tangguh Project Financing	37	43
Short-term LIBOR Loan	—	150
Debentures and Notes (Unsecured)[1]
5.125% notes (US$375 million), due 2015	—	375
8.50% notes (US$150 million), due 2016	150	150
6.625% notes (UK£250 million), due 2017	370	388
7.75% notes (US$700 million), due 2019	571	696
3.75% notes (US$600 million), due 2021	595	595
7.25% debentures (US$300 million), due 2027	57	300
5.75% notes (US$125 million), due 2035	96	123
5.85% notes (US$500 million), due 2037	139	495
6.25% notes (US$600 million), due 2038	129	588
5.50% notes (US$600 million), due 2042	123	583
Gross debt[2]	2,267	5,064
Less: current portion[3]	(156)	(1,109)
Long-term debt	2,111	3,955

(1)    Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 8.50% notes, which is payable quarterly.

(2)    Financing costs of $17 million and $47 million have been netted against the individual debt facilities as at December 31, 2015 and 2014, respectively.

(3)    The current liability of $156 million consists of $150 million of 8.50% notes, and $6 million in Tangguh project financing.

December 31,	2015	2014
Loans from Related Parties	1,007	—

During the year ended December 31, 2015, the Company repaid debt of $3.09 billion, including $150 million of short-term LIBOR loan, $775 million of bankers’ acceptances, $255 million of commercial paper, $375 million of 5.125% notes, $6 million of Tangguh project financing and $1.52 billion of USD senior notes and debentures. The Company also issued debt of $452 million, including $300 million of bankers’ acceptances and $152 million of commercial paper.

Bank Credit Facilities and Commercial Paper

At December 31, 2015, the Company had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3.0 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1.0 billion are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans and LIBOR-based loans.

At December 31, 2015, there were no drawings on the Company’s bank lines and no commercial paper was outstanding. The authorized amount under the Company’s commercial paper program is $1.0 billion, but the amount available under this program is limited to the availability of backup funds under the Company’s Facility No. 1.

At December 31, 2015, borrowing capacity under the bank credit facilities was $3.2 billion.

Debentures and Notes

On November 24, 2015, the Company announced a cash tender offer to purchase up to $750 million aggregate principal amount of the Company’s outstanding 5.85% Senior Notes due 2037, 5.50% Senior Notes due 2042, 6.25% Senior Notes due 2038, 7.25% Debentures due 2027 and 5.75% Senior Notes due 2035 (collectively, the “Securities”). Holders of the Securities that were validly tendered, not withdrawn on the early tender date, December 8, 2015, and accepted for purchase received an additional $50 dollars early tender premium per $1,000 dollars principal amount of the Securities accepted for purchase. On December 9, 2015, the Company announced that it had raised the maximum tender amount to $1.5 billion, which was subsequently amended on December 23, 2015 to $2.0 billion. The tender offer expired on January 7, 2016. As at December 31, 2015, the principal amount tendered and accepted was as follows:

Title of Security	Principal	Principal Amount Tendered & Accepted	Principal Amount Outstanding
5.85% Senior Notes due 2037	500	360	140
5.50% Senior Notes due 2042	600	474	126
6.25% Senior Notes due 2038	600	468	132
7.25% Debentures due 2027	300	243	57
5.75% Senior Notes due 2035	125	27	98
Total	2,125	1,572	553

On December 11, 2015, the Company paid the consenting note holders who tendered before December 9, 2015 an aggregate of approximately $1.4 billion in cash (including early tender premium). On December 24, 2015, the Company paid the consenting note holders who tendered after December 9, 2015 and before December 22, 2015 an aggregate of approximately $48 million in cash.

In addition, on December 23, 2015, the Company also redeemed for retirement $127 million of the 7.75% notes due 2019 for total payment of $139 million (including $138 million principal and $1 million accrued interest).

The above discussed tender offer and redemption of outstanding senior notes resulted in a net gain of $149 million, which was recognized in other income on the Consolidated Statements of Loss.

Related Party Financing

On May 8, 2015, TE Holding SARL. (“TEHS”), a subsidiary of the Company, entered into a $500 million revolving facility with Repsol Tesoreria Y Gestion Financiera, S.A. (“RTYGF”). Originally, the facility was to mature on May 8, 2016 and to bear an interest rate of LIBOR (1 month) +0.80%. On September 30, 2015, the facility agreement was amended to extend the maturity date to May 8, 2018. On November 17, 2015, the interest rate in the facility agreement was amended to LIBOR (1 month) +1.20%. As at December 31, 2015, there were no drawings under this facility. Instead, RTYGF has a balance of $334 million payable to TEHS, which was recorded as amount due from related party on the Consolidated Balance Sheets. Subsequently in January 2016, the outstanding balance was repaid by RTYGF to TEHS. Interest expense related to the facility recognized by the Company during 2015 was $2 million.

On May 8, 2015, the Company also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. (“RERCI”). The facility matures on May 8, 2018 and bears an interest rate of LIBOR (1 month) +1.20%. The facility limit was increased to $2.0 billion on November 18, 2015 and further increased to $2.8 billion on December 9, 2015. At December 31, 2015, the Company had $1.0 billion outstanding under this facility.

On December 22, 2015, the Company and RERCI entered into a subscription agreement which provides for the capitalization of the Company’s balances owing under this revolving facility. The Board of Directors of the Company authorized the issuance of up to an aggregate of $2.6 billion in common shares of the Company (1,361,256,544 common shares at $1.91 per share), to be settled by RERCI contributing receivables owing from the Company under this revolving facility. On December 29, 2015, RERCI contributed $1.5 billion of the receivable owing under the revolving facility to the Company in consideration for 785,340,314 common shares in the Company at $1.91 per share which constituted a repayment of $1.5 billion of the balance owing from the Company to RERCI under the revolving facility. As at December 31, 2015, $1.1 billion drawings remained available under the subscription agreement. Interest expense related to the facility recognized by the Company during 2015 was $8 million.

Refer to note 18 Capital Disclosures.

Tangguh Project Financing

In connection with the acquisition of its interest in the Tangguh LNG Project, the Company became a participant in a series of project financing facilities, the Company’s share of which is up to $105 million. Approximately $37 million was outstanding under these facilities at December 31, 2015 (2014 - $43 million), of which $6 million is due for repayment in 2016. The Company’s obligations under these facilities are being secured by a $30 million letter of credit issued to one of the partners in the Tangguh LNG Project, which in turn guarantees the Company’s obligations under these facilities. The Company’s interest in the Tangguh LNG Project has a net book value of $313 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum. Two financing facilities were repaid in January 2014 and the remaining two other facilities will be fully amortized by 2021.

Other

The Company has a financing structure whereby subsidiaries have $1.3 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

17. OTHER LONG-TERM OBLIGATIONS

December 31,	2015	2014
Accrued pension and other post-employment benefits liability (note 29)	86	135
Deferred credits	22	41
Long-term portion of discounted obligations under finance leases	31	41
Long-term portion of share-based payments liability (note 19)	—	1
Onerous lease contracts	27	5
Other	67	50
	233	273

The fair value of financial liabilities included above approximates the carrying amount.

Finance Leases

The Company has entered into two leasing arrangements for the modification, refitting and use of Floating Storage Offloading (FSO) vessels for use in its operations. Elements of the leasing arrangements have been defined by the Company as finance leases. The imputed rates of interest on these leases, which expire in 2016 and 2019, are 6% and 10%, respectively. During the year ended December 31, 2014, the Company also entered into a leasing arrangement for the use of a condensate transportation vessel that has been categorized as a finance lease. The lease, which expires in 2026, has an imputed rate of interest of 4%.

The future minimum lease payments for finance leases and the present value of minimum finance lease payments by payment date are as follows:

	2015		2014
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	16	14	18	17
After one year but not more than five years	32	25	47	36
More than five years	7	6	8	5
Total minimum lease payments	55	45	73	58
Less amounts representing accretion	(10)	—	(15)	—
Present value of minimum lease payments	45	45	58	58

Of the total discounted liability of $45 million (2014 - $58 million), $14 million (2014 - $17 million) is included in accounts payable and accrued liabilities.

18. CAPITAL DISCLOSURES

The Company’s objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

The Company’s capital structure consists of shareholder’s equity and debt from banks and related parties. The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. The Company has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to its shareholder and making adjustments to its capital expenditure program.

The Company monitors its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow (defined below), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio at December 31, 2015 and 2014 was as follows:

	2015	2014
Debt	3,331	5,134
Cash flow	2,406	2,368
Debt-to-cash flow	1.4:1	2.2:1

The calculation of debt is as follows:

	2015	2014
Gross debt, loans from related parties and bank indebtedness	3,281	5,073
Add: Production payments and finance leases	50	61
Debt	3,331	5,134

The calculation of cash flow is as follows:

	2015	2014
Cash provided by operating activities[1]	2,194	1,899
Changes in non-cash operating working capital[1]	(30)	248
Add: Exploration expenditure[1]	190	232
Add: Cash provided by operating activities from jointly controlled entities	(17)	31
Changes in non-cash operating working capital from jointly controlled entities	66	(47)
Add: Exploration expenditure from jointly controlled entities	3	5
Cash flow	2,406	2,368

(1)                                 Include results from discontinued operations.

The Company is in compliance with all of its debt covenants. The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. Considering the current commodity price environment and existing debt covenant, the Company will require continuing support from its parent company in the form of the committed credit facilities and subscription agreements as described in note 16.

19. SHARE CAPITAL AND SHARE-BASED PAYMENTS

Authorized

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

	2015		2014		2013
Continuity of common shares	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	1,031,525,988	1,738	1,031,356,870	1,723	1,025,449,730	1,639
Issued on exercise of stock options	—	—	478,244	5	3,223,810	41
Converted from preferred shares	8,000,000	195	—	—	—	—
Shares issued as payment of loan from related parties	785,340,314	1,500	—	—	—	—
Shares previously held in trust sold on open market	323,584	3	—	—	—	—
Shares purchased and held in trust for long-term PSU plan (see below)	(3,793,939)	(30)	(2,265,898)	(21)	(100,000)	(1)
Shares released from trust for long-term PSU plan	8,110,395	86	1,956,772	31	2,783,330	44
Balance, end of year	1,829,506,342	3,492	1,031,525,988	1,738	1,031,356,870	1,723

On May 8, 2015, the Repsol Transaction was completed, whereby Repsol acquired all outstanding common and preferred shares of the Company.

On December 29, 2015, RERCI a subsidiary of the Company’s parent Repsol, subscribed for $1.5 billion in the Company’s common shares (785,340,314 common shares at $1.91 per share), which settled $1.5 billion of the balance owing from the Company to RERCI under the revolving facility (note 16).

Subsequent to December 31, 2015, there were no activities relating to the Company’s common shares.

During the year ended December 31, 2015, the Company declared common share dividends of $0.1125 per common share for an aggregate dividend of $117 million.

Preferred Shares Issued

Continuity of preferred shares	2015		2014		2013
	Shares	Amount	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning of year	8,000,000	191	8,000,000	191	8,000,000	191
Converted into common shares	(8,000,000)	(191)	—	—	—	—
Balance, end of year	—	—	8,000,000	191	8,000,000	191

During the year ended December 31, 2015, the Company declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

Subsequent to the Repsol Transaction on May 8, 2015, all Series 1 preferred shares were converted on a 1:1 basis into common shares.

Stock Option Plans

Subsequent to the Repsol Transaction on May 8, 2015, all share-based payment units were settled and paid in May 2015.

Prior to the completion of the Repsol Transaction, the Company had stock option plans that governed the granting of options to employees and directors. All options issued by the Company permitted the holder to purchase one common share of the Company at the stated exercise price per share or to receive a cash payment equal to the appreciated value of the shares underlying the stock option. Options granted under the plans were generally exercisable after three years and expired 10 years after the grant date. Commencing in 2006, options granted to new employees vested evenly on an annual basis over a three-year period. Option exercise prices approximated the market price for the common shares on the date the options were granted.

Continuity of stock options	2015[1]		2014[1]		2013[1]
	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)
Outstanding, beginning of year	31,955,438	16.75	41,442,646	16.80	57,774,148	16.26
Granted	—	—	—	—	116,640	12.63
Exercised for common shares	—	—	(518,834)	8.66	(3,210,985)	7.96
Surrendered for cash	(28,583,286)	17.03	(19,262)	9.89	(530,340)	7.53
Expired or Forfeited	(3,372,152)	14.41	(8,949,112)	17.38	(12,706,817)	16.59
Outstanding, end of year	—	—	31,955,438	16.75	41,442,646	16.80
Exercisable, end of year	—	—	28,140,839	17.33	33,283,578	16.75
Options available for future grants pursuant to Stock Option Plans	—		61,229,277		52,260,903

(1)   Balance excludes stock option units related to discontinued operations in Norway.

As at December 31, 2015, there were no short-term or long-term obligations on the Company’s balance sheets, relating to stock options.

Cash Units

Prior to the completion of the Repsol Transaction, the Company had stock appreciation rights under cash unit plans. Cash units were similar to stock options except that the holder did not have a right to purchase the underlying shares of the Company.

At December 31, 2015, no cash units were outstanding. The fair value of the liability for the cash unit plan at December 31, 2014 was $1 million, of which the total amount was included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Long-Term Performance Share Unit (PSU) Plan

The Company’s long-term PSU plan allowed for the granting of PSUs to employees. Each PSU represented the right, subject to performance, to receive one common share of the Company. Participants in the PSU plan were credited with additional PSUs corresponding to any associated dividend payments (referred to as “dividend equivalent PSUs”).

Continuity of long-term PSU plan	2015	2014	2013
	Number of units	Number of units	Number of units
Outstanding, beginning of year	10,680,442	12,496,313	16,536,700
Granted	—	1,396,346	1,287,901
Expired or Forfeited	(327,048)	(1,559,824)	(2,840,178)
Released	(10,385,598)	(1,956,772)	(2,783,330)
Dividend equivalent PSUs	32,204	304,379	295,220
Outstanding, end of year	—	10,680,442	12,496,313

To satisfy its obligations to deliver common shares to settle the PSUs, the Company arranged for third party trustees to hold common shares which were purchased on the open market. In 2015, the Company settled a portion of the PSUs in shares. In addition, in May 2015, the remainder of the PSUs was settled in cash as a result of the Repsol Transaction. Subsequent to settling the PSUs, the Company settled 323,584 common shares previously held in trust on the open market for $3 million. At December 31, 2015, there were no common shares held in trust.

Deferred Share Unit (DSU) Plan

Non-Employee Directors DSU (DDSU) Plan

Under the Company’s DDSU plan, directors were able to elect to receive a portion of their cash retainer and attendance fees in the form of DSUs, in addition to an annual DSU equity retainer. Each DSU represented the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. When dividends were paid on Common Shares, notional dividend equivalents were credited as additional DSUs.

As at December 31, 2015, there were no short-term or long-term obligations on the Company’s balance sheet, relating to DDSUs. During the year ended December 31, 2015, no expense (2014 - $1 million recovery; 2013 - $3 million expense) related to the DSUs was recognized in general and administrative expenses on the Consolidated Statements of Loss.

Executive DSU (EDSU) Plan

Under the Company’s EDSU plan, executives were able to elect to receive DSUs in lieu of annual variable cash compensation. Additional EDSUs had been granted to the President and Chief Executive Officer: (a) in lieu of a percentage of his base salary, the value of various perquisites, and the value equal to the incremental compensatory value which would have accrued had he participated under the executive pension plan; and (b) as a form of long-term incentive (these DSUs contain performance conditions). Each vested DSU under this plan represented the right to receive a cash payment on retirement or termination equal to the market value of the Company’s shares at the time of surrender. When dividends were paid on common shares, notional dividend equivalents are credited as additional DSUs.

As at December 31, 2015, there were no short-term or long-term obligations on the Company’s balance sheet, relating to EDSUs. During the year ended December 31, 2015, no expense (2014 - $3 million expense; 2013 - $15 million expense) related to DSUs was recognized on the Consolidated Statements of Loss.

Restricted Share Unit (RSU) Plans

Under the Company’s RSU plans, the Company issued RSUs which permitted the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants were also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as “dividend equivalent RSUs”). In 2015, non-executive employees were granted a total of 21,569 (2014 - 7,950,314) RSUs in place of stock options, cash units and PSUs. Subsequent to the Repsol Transaction on May 8, 2015, all RSUs were settled and paid in May 2015. As at December 31, 2015, there were no short-term or long-term obligations on the Company’s balance sheets, relating to RSUs.

Share-Based Payments Expense

Subsequent to the Repsol Transaction on May 8, 2015, all share-based payment units were settled and paid in May 2015. As a result, at December 31, 2015, there were no short-term or long-term obligations on the Company’s balance sheets, relating to stock options, cash units, DSUs and RSUs.

During the year ended December 31, 2015, the Company recorded share-based payments recovery of $24 million (2014 - $25 million expense; 2013 - $49 million expense) in respect of the plans described above as follows: stock options — $38 million recovery (2014 - $64 million recovery; 2013 - $48 million recovery), cash units - $3 million recovery (2014 - $2 million expense; 2013 - $1 million expense), long-term PSU plan - $7 million expense (2014 - $68 million expense; 2013 - $56 million expense), DSUs - $nil (2014 - $1 million expense; 2013 - $13 million expense) and RSUs - $10 million expense (2014 - $18 million expense; 2013 - $27 million expense).

During the year ended December 31, 2015, the Company recorded a net decrease in contributed surplus of $86 million relating to share-based payments expense of the PSU plan (expenses of $18 million offset by $104 million related to settlement), compared to a net increase of $41 million in 2014 (expenses of $72 million offset by $31 million related to settlement) relating to the PSU plan, and a net increase of $14 million for the year ended December 31, 2013, which related to expenses of $58 million offset by $44 million related to settlement.

During the year ended December 31, 2015, the Company paid cash of $32 million (2014 - $19 million; 2013 - $4 million) to employees in settlement of RSUs and fully accrued option liabilities for options exercised. An additional cash payment of $86 million was made to employees in cash settlement of all stock options, cash units, RSUs, and PSUs outstanding on completion of the Repsol Transaction. In addition, the Company capitalized share-based payments expense of $12 million (2014 - $26 million; 2013 - $26 million).

20. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows:

	2015	2014	2013
Balance, beginning of year
Derivative financial instruments designated as cash flow hedges	2	2	2
Foreign currency translation adjustments	809	809	809
	811	811	811
Other comprehensive income (loss) for the year
Foreign currency translation	3	—	—
Transfer of accumulated translation adjustment to net income (note 4)	(114)	—	—
Remeasurements relating to pension and other post-employment benefits	7	(8)	7
	(104)	(8)	7

Employee benefit plans remeasurements transferred to retained earnings	(7)	8	(7)

Balance, end of year
Derivative financial instruments designated as cash flow hedges	2	2	2
Foreign currency translation adjustments	698	809	809
	700	811	811

Subsequent to the sale of substantially all of the assets and liabilities of the Company’s Norwegian operations on September 1, 2015 (note 4), management has determined that the functional currency of the remaining Norwegian activities is more closely linked to the NOK than to the US$. Accordingly, effective September 1, 2015, these activities have been accounted for using a NOK functional currency.  The impact of this change in functional currency during the rest of 2015 was to recognize a translation gain of $3 million included in other comprehensive income.

21. FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities at December 31, 2015 consisted of cash and cash equivalents, accounts receivable, amount due from related party, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, loans from related parties, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, amount due from related party, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based; thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of the Company’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of the Company’s long-term debt (including the current portion and loans from related parties) at December 31, 2015 was $3.2 billion (2014 - $5.3 billion), while the carrying value was $3.3 billion (2014 - $5.1 billion). The Company used Level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at December 31, 2015.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•                  Level 1 — inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•                  Level 2 — inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•                  Level 3 — inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability; for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as Level 2.

Risk Management Assets, Liabilities, Gains and Losses

During the year ended December 31, 2015, the Company received proceeds of $1.3 billion for settlement of its oil and gas derivative contracts, which included proceeds related to the liquidation of outstanding instruments.

During the year ended December 31, 2015, the Company recorded a gain on held-for-trading financial instruments of $61 million (2014 - $1,427 million gain; 2013 - $140 million loss).

Currency Risk

The Company operates internationally and is therefore exposed to foreign exchange risk. The Company’s primary exposure is from fluctuations in the US$ relative to the C$ and UK£.

The Company manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. The Company also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at December 31, 2015, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $2 million in net loss and a $2 million impact on comprehensive loss during the year ended December 31, 2015. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing at floating rates exposes the Company to short-term movements in interest rates. Borrowing at fixed rates exposes the Company to reset risk (i.e., at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In respect of financial instruments existing at December 31, 2015, a 1% increase in interest rates would have resulted in an $8 million increase in net loss and an $8 million impact on comprehensive loss during the year ended December 31, 2015.

Credit Risk

The Company is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. The Company manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. The Company’s credit policy requires collateral to be obtained from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2015 included $53 million of letters of credit. At December 31, 2015, an allowance of $30 million was recorded in respect of specifically identified doubtful accounts.

A significant proportion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2015, approximately 72% of the Company’s accounts receivable were current and the largest single counterparty exposure, accounting for 4% of the total, was with a highly rated counterparty. Concentration of credit risk is managed by having a broad domestic and international customer base of primarily highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions.  The Company’s policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

The Company is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. The Company mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Total	2016	2017-2018	2019-2020	Thereafter
Long-term debt (note 16)	2,267	156	384	585	1,142
Loans from related parties (note 16)	1,007	—	1,007	—	—
Finance leases (note 17)	55	16	27	5	7
Bank indebtedness	7	7	—	—	—
Accounts payable and accrued liabilities	884	884	—	—	—
Loans from joint ventures (note 7)	14	14	—	—	—
Obligation to fund equity investee (note 7)	627	571	56	—	—
	4,861	1,648	1,474	590	1,149

The Company manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank and related party credit facilities. The Company has in place facilities totaling $3.2 billion, all of which is committed through 2019. At December 31, 2015, there were no drawings on the Company’s bank lines and no commercial paper was outstanding. Borrowing capacity was $3.2 billion at December 31, 2015. During 2015, the Company also entered into two revolving facilities with subsidiaries of its parent, Repsol, with total borrowing limit of $3.3 billion (note 16). As at December 31, 2015, $1 billion drawings were outstanding under one facility and there was a $334 million receivable balance outstanding on the other facility (note 16).

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. At December 31, 2015, the Company had $0.2 billion letters of credit outstanding, primarily related to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations.  The Company also guaranteed $0.9 billion demand letters of credit issued under TSEUK’s uncommitted facilities, primarily as security for the costs of decommissioning obligations in the UK.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (“DSAs”). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK; Addax’s parent company, China Petrochemical Corporation (“Sinopec”), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. TSEUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. As of December 31, 2015, only two DSAs were still required to be negotiated on a post-tax basis. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, TSEUK’s tax relief is capped at $1.9 billion, representing corporate income taxes paid and recoverable since 2002 translated into US dollars.

At December 31, 2015, TSEUK has $3.2 billion of demand shared facilities in place under which letters of credit of $1.8 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

At December 31, 2015, the Company’s share of TSEUK’s total recorded decommissioning liabilities was $2.6 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s investment-grade credit rating.

As at December 31, 2015, the investment balance in the TSEUK joint venture was negative $627 million (note 7). Based on anticipated funding requirements in 2016, the Company has recorded $571 million as a current obligation. The obligation to fund TSEUK, in proportion of its shareholding, arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition the Company, in proportion of its shareholding, has a guarantee to fund TSEUK’s decommissioning obligation if TSEUK is unable to, and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities.

Commodity Price Risk

The Company is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. The Company enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

During the year ended December 31, 2015, the Company liquidated substantially all its contracts related to commodity price risk management. The Company has not entered into any new commodity price risk management derivative contracts subsequently.

22. CONTINGENCIES AND COMMITMENTS

Provisions and Contingencies

The Company’s provision for decommissioning is presented in note 14. The other provisions recorded by the Company include onerous contract and legal provisions. As at December 31, 2015, other provisions of $111 million were recorded in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

From time to time, the Company is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. None of these claims are currently expected to have a material impact on the Company’s financial position. A summary of specific legal proceedings and contingencies is as follows:

In August 2012, a portion of the Galley pipeline, in which TSEUK has a 67.41% interest, suffered an upheaval buckle. In September 2012, TSEUK submitted a notification of a claim to Oleum Insurance Company (‘‘Oleum’’), a wholly-owned subsidiary of the Company. TSEUK delivered a proof of loss seeking recovery under the insuring agreement of $315 million. The documentation delivered in November 2014 by TSEUK purporting to substantiate its claim did not support a determination of coverage and Oleum sought additional information from TSEUK to facilitate final coverage determination. TSEUK has sent additional information to Oleum that is being reviewed by external counsel.

On July 13, 2015, Addax Petroleum UK Limited and Sinopec International Petroleum Exploration and Production Corporation, filed a Notice of Arbitration (pursuant to the Rules of the Singapore International Arbitration Centre) against the Company and Talisman Colombia Holdco Limited (“TCHL”) in connection with Addax’s purchase of 49% of the shares of TSEUK. On October 1, 2015, the Company and TCHL filed a response to the Notice of Arbitration. The parties have agreed to a hearing, expected to commence in 2018. The Company believes the claims included in the Notice of Arbitration are without merit.

Subsequent to December 31, 2015, the Alberta Energy Regulator (“AER”) informed the Company that certain permits to construct well sites and access roads were obtained without the Company following proper procedures.  The Company is responding to the issues raised by the AER and reviewing its permit applications back to 2011. At this time, the implications to the Company are not known.

Government and Legal Proceedings with Tax Implications

Specific tax claims which the Company and its subsidiaries are parties to at December 31, 2015 are as follows:

Canada

The Canadian tax authorities, Canada Revenue Agency, (“CRA”) regularly inspect the tax matters of the ROGCI Group companies based in Canada. In 2015, verification and investigation activities related to the years 2006-2010 have been made.

As part of these proceedings, the CRA has questioned certain restructuring transactions, although this line of questioning has not resulted in court proceedings to date.

Indonesia

Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that ROGCI has in the country. These proceedings are pending a court hearing.

Malaysia

Talisman Malaysia Ltd. and Talisman Malaysia (PM3) Ltd., the Company’s operating subsidiaries in Malaysia, have received notifications from the Inland Revenue Board (IRB) in respect of the years 2007, 2008 and 2011 questioning, primarily, the deductibility of certain costs. These proceedings are pending a court hearing.

Timor-Leste

The authorities of Timor-Leste, questioned the deduction by Talisman Resources (JPDA 06-105) Pty Limited, the Company’s subsidiary in East Timor, of certain expenses for income tax purposes. This line of questioning is at a very preliminary stage of debate with the authorities.

Estimated Future Purchase, Capital and Other Expenditure Commitments1,4

Estimated future commitments for 2016 and beyond are as follows:

	2016	2017	2018	2019	2020	Subsequent to 2020	Total
Purchase commitments	25	—	—	—	—	—	25
Investment commitments[2]	260	161	26	36	3	20	506
Service commitments	130	108	93	74	55	172	632
Transportation commmitments[3]	119	119	112	98	94	312	854
Operating leases	62	56	49	48	47	155	417
	596	444	280	256	199	659	2,434

(1)    Future payments denominated in foreign currencies have been translated into US$ based on the December 31, 2015 exchange rate.

(2)    Investment commitments include drilling rig commitments to meet a portion of the Company’s future drilling requirements, as well as minimum work commitments.

(3)    Certain of the Company’s transportation commitments are tied to firm gas sales contracts.

(4)    Commitments entered into by the Company’s joint arrangements have been summarized in note 7.

The Company leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 17, are accounted for as operating leases. In addition to the minimum lease payments, the Company has ongoing operating commitments associated with the vessels. The majority of the vessel leases have an average life of five years, the office leases have an average life of 10 years and the transportation commitment contracts have average lives of between 10 and 15 years.

The Company has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain contracted quantities of crude oil, natural gas and NGLs mainly in North America and Southeast Asia.

In the case of an operating lease entered into by the Company as the operator of a joint operation, the amounts reported represent the net operating lease expense and net future minimum lease payments. These net amounts are after deducting amounts reimbursed, or to be reimbursed, by joint operation partners, whether the joint operation partners have co-signed the lease or not. Where the Company is not the operator of a joint operation, the Company’s share of the lease expense and future minimum lease payments is included in the amounts shown, whether the Company has co-signed the lease or not. Where lease rentals are dependent on a variable factor, the future minimum lease payments are based on the factor as at the inception of the lease.

During the year ended December 31, 2015, the Company incurred net rental expense of $26 million (2014 - $59 million; 2013 - $78 million) in respect of its operating leases associated with continuing operations.

Estimated Future Sales Commitments

The Company entered into a commitment in 2001, along with its Corridor block partners and parties from two other blocks, to sell gas to Gas Supply Pte. Ltd (“GSPL”), a subsidiary of Repsol’s significant shareholder Temasek Holdings Limited (“Temasek”). Currently ROGCI’s share of the sale on a daily basis is approximately 75 billion British thermal units (“bbtu”). The contract matures in 2023.

Under the sales agreement with GSPL, which is currently due to expire in 2023, delivered gas sales to Singapore from the Corridor Block are priced at approximately 115% of the spot price of high-sulphur fuel oil in Singapore. The Company’s share of the minimum volume commitment is approximately 232 bcf over the remaining eight-year life of the agreement.

The Company is subject to natural gas volume delivery requirements for approximately 70-90 mmcf/d at a price that is referenced to the spot price of high-sulphur fuel oil in Singapore in relation to a long-term gas sales agreement from the PM-3 Commercial Arrangement Area in Malaysia/Vietnam, which is currently scheduled to expire in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior contract year.

The Company also entered into sales contracts to sell natural gas produced in North America. These contracts mature before the end of 2017. The Company’s volume commitment in Canada is approximately 50% of the portfolio to March 2016 and 20% to October 2016.  The Company’s volume commitment from the Marcellus asset is approximately 90% of the portfolio to March 2016, 80% to October 2016, 30% to March 2017, and 10% to October 2017.

Currently, the Company anticipates having sufficient production to meet all of these future delivery requirements.

23. OTHER INCOME

Years ended December 31,	2015	2014	2013
Pipeline and customer treating tariffs	37	63	63
Investment income	12	17	16
Interest on loan to TSEUK (note 7)	10	28	23
Net gain on repayment of long-term debt (note 16)	149	—	—
Marketing and other miscellaneous income	88	40	7
	296	148	109

24. OTHER EXPENSES, NET

Years ended December 31,	2015	2014	2013
Foreign exchange (gain) loss	(9)	(39)	17
PP&E derecognition	4	5	—
Taxes, interest and penalties	1	—	1
Inventory writedowns	17	10	5
Allowance for doubtful accounts	21	1	3
Restructuring	38	18	44
Transaction costs[1]	41	—	—
Onerous lease contracts and other provisions	121	3	8
Other miscellaneous	32	50	39
	266	48	117

(1)      Costs incurred in relation to the Repsol Transaction.

25. INCOME TAXES

Current Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total
Year ended December 31, 2015
Current tax	(3)	227	(419)	10	(185)
Adjustments related to prior years	(1)	—	2	—	1
Petroleum Revenue Tax	—	7	—	—	7
	(4)	234	(417)	10	(177)
Year ended December 31, 2014
Current tax	8	412	—	56	476
Adjustments related to prior years	(40)	(22)	—	—	(62)
Petroleum Revenue Tax	—	15	—	—	15
	(32)	405	—	56	429

Year ended December 31, 2013
Current tax	(33)	549	—	133	649
Adjustments related to prior years	(29)	—	—	—	(29)
Petroleum Revenue Tax	—	33	—	—	33
Other	—	21	—	—	21
	(62)	603	—	133	674

Deferred Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total
Year ended December 31, 2015
Origination and reversal of temporary differences	505	(134)	462	53	(124)
Adjustments related to prior years	—	(2)	7	(5)	—
Petroleum Revenue Tax	—	(1)	—	—	(1)
Changes in tax rates	—	—	—	—	—
(Recognized) / derecognized asset	(544)	—	—	—	(544)
	(1,049)	(137)	469	48	(669)
Year ended December 31, 2014
Origination and reversal of temporary differences	4	(12)	(199)	(23)	(230)
Adjustments related to prior years	7	—	—	(6)	1
Petroleum Revenue Tax	—	(18)	—	—	(18)
Changes in tax rates	—	—	—	—	—
(Recognized) / derecognized asset	—	40	—	—	40
	11	10	(199)	(29)	(207)
Year ended December 31, 2013
Origination and reversal of temporary differences	(291)	(20)	(207)	(204)	(722)
Adjustments related to prior years	24	(10)	—	25	39
Petroleum Revenue Tax	—	5	—	—	5
Changes in tax rates	—	—	—	—	—
(Recognized)/ derecognized asset	—	(82)	—	—	(82)
	(267)	(107)	(207)	(179)	(760)

Deferred Tax Assets and Liabilities

The significant components of the deferred tax (assets) and liabilities are as follows:

	PP&E and E&E assets	Decommissioning liabilities	Tax loss carryforward	Other	Total
At December 31, 2013	1,022	(1,011)	(995)	(56)	(1,040)
Charged (credited) to tax expense, net	(414)	(149)	185	91	(287)
Credited to equity	—	—	—	(13)	(13)
Other	140	(2)	—	—	138
At December 31, 2014	748	(1,162)	(810)	22	(1,202)
Charged (credited) to tax expense, net	84	52	(733)	(72)	(669)
Credited to equity	—	—	—	2	2
Norway disposition	338	900	—	25	1,263
At December 31, 2015	1,170	(210)	(1,543)	(23)	(606)

In 2014, other movements in the net deferred tax liability relate mostly to risk management assets.

At December 31, 2015, the Company has the following non-capital loss carry-forwards:

	Loss carry-forward	Expiry
US	2,762	2028-2035
Canada	696	2035
Malaysia	170	No expiry
Colombia	125	2026-2035
Australia	133	No expiry
	3,886

During the year, the Company recognized a deferred tax asset relating to net operating losses in the US in the amount of $967 million. The net operating losses have accumulated over the last several years. In arriving at the judgment to recognize the deferred tax asset in 2015, the nature of the evidence supporting recognition includes:

•                  Future earnings projections over the next 20 years based on proved, probable and contingent resource estimates. As a result of the Repsol Transaction during the year, there is increased confidence in projecting future earnings associated with contingent resources as compared to prior years based upon the parent company’s intention and ability to fund development activities.

•                  The net operating losses in the US have a 20 year carryforward period and do not begin to expire until 2028.  Projections indicate sufficient positive cash flow to begin utilizing the net operating losses within a 3 year time frame and are expected to be fully utilized by 2023.

In Canada, Colombia, Malaysia, and Vietnam, income projections show sufficient taxable income to utilize these losses within the carry-forward period.

No deferred tax liability has been recognized for temporary differences associated with investments in subsidiaries, associates, branches and joint operations since the Company is in a position to control or jointly control the entity and it is considered probable that these temporary differences will not reverse in the foreseeable future.

Effective Tax Rate

The following provides a reconciliation of the Canadian statutory tax rate of 26.67% (2014 - 25.19%; 2013 - 25.19%) to the effective tax rate on the Company’s total income before income taxes:

Years ended December 31,	2015	2014	2013
Loss from continuing operations before taxes	(3,658)	(119)	(950)
Statutory income tax rate (%)	26.67%	25.19%	25.19%
Income taxes calculated at the Canadian statutory rate	(976)	(30)	(239)
Increase (decrease) in income taxes resulting from:
Change in statutory tax rates, net	98	—	—
Non (taxable) deductible hedging	163	(308)	31
Deductible PRT expense	(1)	(3)	(12)
Higher foreign tax rates	(29)	(369)	(352)
Non-deductible goodwill / impairment	—	257	144
Non-recognition of deferred tax asset, net	(331)	534	330
Share-based payments	—	(7)	(6)
Non-taxable equity earnings (loss)	302	262	69
Non-taxable gain on sale of investment	—	(72)	—
Repsol Transaction	(66)	—	—
Other	(13)	(39)	(89)
Income tax (recovery) expense (excluding PRT)	(853)	225	(124)

The 2015 effective tax rate was impacted by the US recognition of tax asset, equity earnings, and the change in Alberta tax rates and rate increase for reversal of Colombia timing differences. The rate was also impacted by contingencies for hedging gains/losses related to foreign production in Canada, capital loss carryback and loss of tax pools due to the Repsol Transaction. The rate was also impacted by non-taxable foreign exchange impact of foreign denominated tax basis.

The 2014 effective tax rate was impacted by non-taxable hedging gains, equity earnings, and North Sea goodwill and the partial impairment of the investment in Equion. Hedging gains/losses related to foreign production are not taxable in Canada. The rate was also impacted by non-taxable foreign exchange impact of foreign denominated tax basis. In 2014, deferred tax assets had continued to be derecognized in the US with significant amount from Eagle Ford impairment.

During 2013, the Company completed the sale of all of its interest in the Ocensa pipeline, which resulted in a significant reduction in the effective tax rate.

Unrecognized Tax Benefit

Changes in the Company’s unrecognized tax benefit are as follows:

	2015	2014
Unrecognized tax benefit, beginning of year	102	110
Increase due to prior period tax positions	199	9
Decrease due to prior period tax positions	(23)	(17)
Disposal	(26)	—
Unrecognized tax benefit, end of year	252	102

The Company’s entire unrecognized tax benefit as at December 31, 2015 and December 31, 2014, if recognized, would affect the Company’s effective tax rate.

No significant change in the total unrecognized tax benefit is expected in 2016.

26. SUPPLEMENTAL CASH FLOW INFORMATION

Items Not Involving Cash from Continuing Operations

Years ended December 31,	2015	2014	2013
Depreciation, depletion and amortization	1,534	1,634	1,727
Impairment, net of reversals	1,523	1,314	588
Dry hole	15	141	71
Share-based payments expense	2	27	45
(Gain) loss on disposals	2	(550)	(96)
Unrealized (gain) loss on held-for-trading financial instruments	1,268	(1,368)	93
Deferred income tax recovery	(669)	(207)	(760)
Foreign exchange	1	(21)	20
PP&E derecognition	4	5	—
Net gain on repayment of long-term debt (note 16)	(149)	—	—
Loss from joint ventures and associates, after tax	1,086	1,040	275
Other	21	31	30
	4,638	2,046	1,993

Changes in Non-Cash Operating Working Capital from Continuing Operations

Years ended December 31,	2015	2014	2013
Accounts receivable	278	76	(209)
Inventories	8	2	(6)
Prepaid expenses	2	(20)	9
Decommissioning expenditures[1]	(33)	(43)	(56)
Accounts payable and accrued liabilities	(155)	(164)	197
Income and other taxes payable	(30)	(116)	39
Operating working capital in assets held for sale (note 5)	—	13	(13)
	70	(252)	(39)

(1)         $43 million of the decommissioning expenditures in 2015 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2014.

Other Cash Flow Information

Years ended December 31,	2015	2014	2013
Cash interest paid	303	278	268
Cash interest received	1	25	10
Cash income taxes paid	263	497	600

In respect of its exploration and evaluation activities in 2015, the Company has included exploration expenditure of $175 million within cash provided by operating activities from continuing operations, and exploration capital expenditure and acquisitions of $215 million and $31 million, respectively, within cash used in investing activities from continuing operations.

27. CASH AND CASH EQUIVALENTS

The entire cash and cash equivalents balance of $98 million (December 31, 2014 - $262 million), has been invested in bank deposits.

28. NET INCOME PER SHARE — BASIC AND DILUTED

(millions)	2015	2014	2013
Net loss from continuing operations	(2,812)	(341)	(864)
Less: Share-based payments recoveries for all options	(38)	(64)	(48)
Less: Cumulative preferred share dividends after-tax	(1)	(6)	(6)
Less: Share-based payments expenses for unvested dilutive options	(3)	(14)	(28)
Diluted net loss from continuing operations	(2,854)	(425)	(946)
Basic and diluted loss from discontinued operations	(294)	(570)	(311)
Weighted average number of common shares outstanding - basic	1,047	1,033	1,030
Dilution effect of stock options and PSUs	—	—	2
Weighted average number of common shares outstanding - diluted	1,047	1,033	1,032

Outstanding stock options and PSUs are the only instruments that are dilutive to net income per share.

Basic net income per share is calculated by dividing net income less after-tax cumulative preferred share dividends, by the weighted average number of common shares outstanding during the year, (and for year 2014 and 2013, excluding shares held in trust to settle long-term PSU plan obligations).

For the diluted net income per share calculation, the net income is adjusted for the change in the fair value of stock options. The weighted average number of shares outstanding during the year is adjusted for options expected to be exercised and management’s best estimate of shares expected to be issued in settlement of the Company’s obligations pursuant to the long-term PSU plan.

29. EMPLOYEE BENEFITS

Overview

At December 31, 2015, the Company operated pension plans for the benefit of a significant portion of its employees. The plans are provided through both defined benefit and defined contribution pension arrangements, and their legal status and control varies depending on the conditions and practices in the countries concerned.

The Company operates defined benefit plans in Canada, defined contribution plans in Canada, the US and Indonesia, and international notional defined contribution plans for third-country nationals and Canadian expatriates. In 2014, the Company implemented a notional defined contribution plan for former UK expatriates. The Company contributes to the Canadian registered defined benefit plans pursuant to independent actuarial advice. The Canadian non-registered defined benefit pension plans are unfunded, except for the assets held in refundable tax accounts by the Canada Revenue Agency. Prior to the disposition of the Norwegian operations on September 1, 2015 (note 4), the Company also operated defined benefit pension plans in Norway. The Company also provides non-pension post-employment benefits to certain of its Canadian retirees and sponsors a non-registered notional defined contribution pension plan, which pays a lump sum upon termination of employment or retirement.

The costs and the present value of the obligations of the defined benefit pension plans and non-pension post-employment benefits are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate, mortality rates and future pension increases. Due to the complexities involved in an actuarial valuation and its long-term nature, an accrued benefit obligation is sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The Company’s Board of Directors has delegated its authority to oversee the administration and fund management of the Canadian pension plans to the Pension Management Committee (PMC), a committee of management employees. The PMC advises on the pension strategy, policy and operation. The PMC reports regularly to the Board of Directors. The PMC monitors the effects of volatility in financial markets and the impact of uncertainty in the assumptions used to measure the obligations of the Canadian pension plans.

Plan Liabilities

The Company sponsors two registered and three non-registered defined benefit plans in Canada, which make pension payments throughout the life of the members. The amount of pension paid depends on how long employees have been active members of the plan and their final average pensionable earnings when they leave the plan. Although the Company has no commitment to provide for increases related to inflation in the Canadian defined benefit plans, the Company generally provided annual increases equal to one-half of the rate of inflation up to 2013 (2011 for service as an Executive). All of the Canadian defined benefit plans are closed to new entrants.

Actuarial Assumptions

The following liability weighted actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations for the defined benefit pension plans:

	2015	2014	2013
Accrued benefit obligation
Discount rate (%)	4.0	3.4	4.6
Rate of inflation (%)¹	2.0	2.5	2.5
Mortality rate (refer to discussion below) ¹
Benefit expense
Discount rate (%)	3.9	4.8	4.1

(1)         Canadian defined benefit pension plans only.

Sensitivity Information

The measurement of the Company’s net accrued benefit obligations is particularly sensitive to changes in the Company’s significant actuarial assumptions:

Discount rate

The discount rate assumptions reflect the prevailing rates available on high quality corporate bonds. Discount rates have been selected following actuarial advice related to the countries where the Company operates defined benefit pension plans, taking into account the duration of the liabilities. The overall rate is the liability weighted average of the country-specific discount rates adopted for individual plans. At December 31, 2015, a 1.0% increase or decrease in the discount rate would result in a $14 million decrease or a $17 million increase, respectively, in the accrued benefit obligations.

Inflation

Inflation is used to determine pension increases for the defined benefit pension plans. The assumption adopted is based on the Company’s best estimate of long-term inflation and is consistent with the discount rates adopted. An increase or decrease in the inflation rate of 1.0% would result in a $8 million increase or $7 million decrease, respectively, in the accrued benefit obligations of the Canadian defined benefit pension plans.

Mortality rates

The mortality assumptions adopted are based on those recommended by the actuaries that advise the plan management and reflect the most recent information. Assumptions used for the defined benefit pension plans indicate that the future life expectancy of a male (female) pensioner reaching age 65 in 2016 would be 22.8 (24.4) years and the future life expectancy from age 65 for a male (female) non-pensioner member currently aged 45 of 23.9 (25.4) years.

An increase or decrease of 10% in the assumed mortality assumption rates decreases or increases, respectively, the future life expectancy by approximately 1 year. A change in the mortality assumption by applying an increase or decrease of 10% to the assumed mortality rates would cause the accrued benefit obligations to decrease by $3 million or increase by $4 million, respectively.

A change in the Company’s significant actuarial assumptions would cause a change in the accrued benefit obligations by the following amounts:

	Increase (decrease) in pension benefit obligations
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	1.0%	(14)	17
Inflation rate¹	1.0%	8	(7)
Mortality rate¹	10.0% Load	(3)	4

(1)         Canadian defined benefit pension plans only.

The methods used to carry out the sensitivity analyses alter the relevant assumption by the amount specified and assume that all other variables remain the same. Although this approach may not necessarily be realistic since some assumptions are related, it determines the effect on the accrued benefit obligation of each individual assumption.

Investment Policies

The Company has an investment strategy for the plan assets of the registered defined benefit pension plans that broadly matches the nature of its liabilities, which includes a proportionate allowance for risk-seeking asset classes. The target allocation percentage for the registered defined benefit pension plans is 30% equities and 70% fixed income. The Company uses a strategy to reduce the risk for the Canadian registered defined benefit plans by attempting to match the duration of the assets of these plans to the underlying liabilities, which will reduce the volatility of the net benefit expense and net benefit obligation for the registered defined benefit plans on the Company’s financial statements.

Plan Assets

The approximate allocation percentage for the defined benefit registered pension plans, is 29% equities, and 71% fixed income. Plan assets do not include any common shares of the Company, other than through Canadian or US equity pooled funds.

The allocation of the assets of the defined benefit pension plans is as follows:

	2015	2014	2013
Equity securities (%)	26	21	30
Fixed income (%)	61	55	47
Cash (%)	13	16	16
Real estate (%)	—	5	5
Other (%)	—	3	2
	100	100	100

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 21 for details concerning the three levels of the fair value hierarchy.

The fair values of defined benefit pension plan assets at December 31, 2015 by asset category were as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Cash	8	—	—	8
Pooled Funds:
Canadian companies	—	3	—	3
US companies	—	7	—	7
International companies	—	6	—	6
Bonds	—	37	—	37
	8	53	—	61

Obligation, Assets and Funded Status

Information about the Company’s defined benefit pension plans is as follows:

	2015 Pension plans grouped by funded status		2014 Pension plans grouped by funded status
	Surplus	Deficit	Surplus	Deficit
Accrued benefit obligation
Accrued benefit obligation, beginning of year	58	180	63	163
Impact on Profit or Loss:
Current service cost	—	3	—	3
Past service cost	—	4	—	5
Plan curtailments	—	(2)	—	—
Interest cost	2	4	3	5
Impact on Profit or Loss	2	9	3	13
Remeasurements through OCI:
Loss from change in demographic assumptions	—	—	—	1
Loss (gain) from change in financial assumptions	(2)	(5)	5	11
Gain from experience adjustments	—	—	—	(2)
Impact of Remeasurements on OCI	(2)	(5)	5	10

Benefits paid	(4)	(8)	(4)	(7)
Foreign currency translation	(9)	(17)	(5)	(9)
Other	—	—	(4)	4
Change in benefit obligation associated with Norway	—	—	—	6
Plan settlements due to Norway disposition	—	(71)	—	—
Accrued benefit obligation, end of year	45	88	58	180
Plan assets
Fair value of plan assets, beginning of year	62	58	63	62
Impact on Profit or Loss:
Interest income	2	1	3	1
Impact on Profit or Loss	2	1	3	1
Remeasurements through OCI:
Return on plan assets	—	—	5	—
Impact of Remeasurements on OCI	—	—	5	—

Benefits paid	(4)	(8)	(4)	(7)
Employer contributions	—	7	—	7
Foreign currency translation	(11)	(2)	(5)	(1)
Change in plan assets associated with Norway	—	—	—	(4)
Plan settlements due to Norway disposition	—	(44)	—	—
Fair value of plan assets, end of year	49	12	62	58
Funded status — surplus (deficit)[1]	4	(76)	4	(122)

(1)         The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

The net defined benefit asset recognized for the defined benefit plan in a surplus position represents the maximum economic benefit available to the Company in respect of its pension obligations. The Company has been able to recognize the entire surplus since it believes it is entitled to any surplus in the registered defined benefit plans through reductions in contributions and a refund in the event of a plan windup.

The weighted average duration of the accrued benefit obligations for the defined benefit pension plans is approximately 12.

Funding

In Canada, the provincial pension regulator imposes a minimum funding requirement for registered defined benefit pension plans based on actuarial valuation reports prepared by independent actuaries at least every three years. The actuarial reports also set up maximum funding limits based on the status of the registered defined benefit pension plans as Designated Plans under the Income Tax Act (Canada). The most recent actuarial valuations of the registered defined benefit pension plans for funding purposes were at December 31, 2015.

The PMC has a funding policy for the registered defined benefit pension plans and reviews the policy on a regular basis. None of the defined benefit pension plans include large risk concentrations.

The Company’s objective, where legislation does not otherwise provide impediments, is to fund the registered defined benefit pension plans 100% on a basis that should ensure that benefits can be paid as they fall due. To provide reassurance to plan members that the Company will meet its obligations, letters of credit have been provided to ensure full funding in the event that certain default conditions occur.

The Company expects to make annual contributions to its defined benefit plans as follows:

	Estimated Contributions	Non-pension benefits plan	Total

2016	5	—	5
2017	5	—	5
2018	5	1	6
2019	5	1	6
2020	5	1	6
2021 - 2025	27	3	30

Of the aggregate accrued benefit obligation of $133 million at December 31, 2015, $82 million related to plans that are unfunded. Four unfunded plans, with a total deficit of $75 million, are secured by letters of credit in the amount of C$111 million.

Net Deficit

December 31,	2015	2014	2013
Accrued benefit obligation	133	238	226
Fair value of plan assets	61	120	125
Net deficit	(72)	(118)	(101)

Net Benefit Expense

The net benefit expense for the pension plans recognized in the Consolidated Statements of Loss was as follows:

Years ended December 31,	2015	2014	2013
Current service cost	3	3	5
Past service cost	4	5	—
Plan curtailments	(2)	—	—
Interest cost	3	4	5
Defined benefit plan expense	8	12	10
Defined contribution plan expense	14	16	17
Net benefit expense	22	28	27

Non-Pension Post-Employment Benefit Plan

At December 31, 2015, the accrued benefit obligation for the non-pension post-employment benefit plan was $10 million (2014 - $13 million). Non-pension post-employment benefits include medical, dental and life insurance benefits for certain current and future Canadian retired employees.

During the year ended December 31, 2015, a net benefit expense for non-pension post-employment benefits of $1 million (2014 - $3 million; 2013 - $nil) was included in the general and administrative expense on the Consolidated Statements of Loss.

A 1% increase or decrease in the assumed medical cost trend rate would have an immaterial impact on the accrued benefit obligation at December 31, 2015.

Other Risks

There is a risk that changes in the actuarial assumptions made for the discount rate, life expectancy, price inflation or other assumptions used to value the defined benefit obligations could result in increased obligations for the plans.

Other Information

The pension and non-pension post-employment benefits of key management personnel are disclosed in note 31.

30. SEGMENTED INFORMATION

The Company’s activities are conducted in four geographic segments: North America, Southeast Asia, the North Sea, and Other. The North America segment includes operations and exploration activities in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and operations in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK. The Company also has operations in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru, and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)			Southeast Asia (2)
(millions of US$)	2015	2014	2013	2015	2014	2013
Revenue
Sales	938	1,804	1,643	1,163	2,050	2,202
Other income	241	60	45	11	3	1
Income (loss) from joint ventures and associates, after tax	—	—	—	—	—	—
Total revenue and other income	1,179	1,864	1,688	1,174	2,053	2,203
Segmented expenses
Operating	449	517	568	367	494	532
Transportation	101	89	103	55	56	56
DD&A	1,004	1,109	1,211	466	473	486
Impairment, net of reversals	579	593	332	606	60	55
Dry hole	—	11	—	1	92	60
Exploration	51	21	39	68	108	59
Other	194	54	69	40	19	8
Total segmented expenses	2,378	2,394	2,322	1,603	1,302	1,256
Segmented income (loss) before taxes	(1,199)	(530)	(634)	(429)	751	947
Non-segmented expenses
General and administrative
Finance costs
Share-based payments expense (recovery)
Currency translation
(Gain) loss on held-for-trading financial instruments
(Gain) loss on disposals
Total non-segmented expenses
Loss from continuing operations before taxes
Capital expenditures
Exploration	130	116	76	72	139	129
Development	633	1,206	1,207	138	300	353
Exploration and development	763	1,322	1,283	210	439	482
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment	5,589	6,321	6,636	1,448	2,223	2,318
Exploration and evaluation assets	1,030	1,345	1,579	540	667	717
Loans from related parties	334	—	—	—	—	—
Goodwill	105	110	118	169	169	170
Investments in joint ventures and associates	—	—	—	—	—	—
Other	1,240	555	677	591	740	740
Assets held for sale	—	—	776	—	—	—
Segmented assets	8,298	8,331	9,786	2,748	3,799	3,945
Non-segmented assets
Total assets
Decommissioning liabilities	485	381	450	282	334	280

1. North America	2015	2014	2013
Canada	583	766	810
US	596	1,098	878
Total revenue and other income	1,179	1,864	1,688
Canada	2,522	2,507	2,544
US	3,067	3,814	4,092
Property, plant and equipment	5,589	6,321	6,636
Canada	708	871	905
US	322	474	674
Exploration and evaluation assets	1,030	1,345	1,579

2. Southeast Asia	2015	2014	2013
Indonesia	654	1,015	1,175
Malaysia	328	576	534
Vietnam	138	358	322
Australia	54	104	172
Total revenue and other income	1,174	2,053	2,203
Indonesia	883	941	1,023
Malaysia	361	698	707
Vietnam	107	308	460
Papua New Guinea	31	143	40
Australia	66	133	88
Property, plant and equipment	1,448	2,223	2,318
Indonesia	47	37	19
Malaysia	31	41	83
Vietnam	198	191	145
Papua New Guinea	264	398	470
Exploration and evaluation assets	540	667	717

	North Sea (3)			Other (4)			Total
(millions of US$)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Revenue
Sales	—	—	—	153	272	230	2,254	4,126	4,075
Other income	10	29	23	34	56	40	296	148	109
Income (loss) from joint ventures and associates, after tax	(1,021)	(1,055)	(450)	(65)	15	175	(1,086)	(1,040)	(275)
Total revenue and other income	(1,011)	(1,026)	(427)	122	343	445	1,464	3,234	3,909
Segmented expenses
Operating	—	—	—	69	62	30	885	1,073	1,130
Transportation	—	—	—	26	32	8	182	177	167
DD&A	—	—	—	64	52	30	1,534	1,634	1,727
Impairment, net of reversals	—	287	185	338	374	16	1,523	1,314	588
Dry hole	—	—	—	14	38	11	15	141	71
Exploration	16	—	—	40	66	123	175	195	221
Other	32	—	21	9	14	2	275	87	100
Total segmented expenses	48	287	206	560	638	220	4,589	4,621	4,004
Segmented income (loss) before taxes	(1,059)	(1,313)	(633)	(438)	(295)	225	(3,125)	(1,387)	(95)
Non-segmented expenses
General and administrative							298	396	427
Finance costs							327	327	318
Share-based payments expense (recovery)							(24)	25	49
Currency translation							(9)	(39)	17
(Gain) loss on held-for-trading financial instruments							(61)	(1,427)	140
(Gain) loss on disposals							2	(550)	(96)
Total non-segmented expenses							533	(1,268)	855
Loss from continuing operations before taxes							(3,658)	(119)	(950)
Capital expenditures
Exploration	—	—	—	13	149	144	215	404	349
Development	—	—	—	33	12	17	804	1,518	1,577
Exploration and development	—	—	—	46	161	161	1,019	1,922	1,926
Acquisitions							31	35	111
Proceeds on dispositions							(396)	(1,517)	(146)
Other non-segmented							24	47	41
Net capital expenditures							678	487	1,932
Property, plant and equipment	—	256	537	252	264	261	7,289	9,064	9,752
Exploration and evaluation assets	—	125	289	94	407	580	1,664	2,544	3,165
Loans from related parties	—	—	—	—	—	—	334	—	—
Goodwill	—	—	287	—	—	—	274	279	575
Investments in joint ventures and associates	—	—	206	318	523	920	318	523	1,126
Other	14	2,051	1,911	293	301	402	2,138	3,647	3,730
Assets held for sale	—	—	—	—	—	—	—	—	776
Segmented assets	14	2,432	3,230	957	1,495	2,163	12,017	16,057	19,124
Non-segmented assets							4	1,273	37
Total assets							12,021	17,330	19,161
Decommissioning liabilities	—	1,176	1,009	29	37	30	796	1,928	1,769

3. North Sea	2015	2014	2013
UK	10	28	23
Norway	—	1	—
Loss from TSEUK	(1,021)	(1,055)	(450)
Total revenue and other income	(1,011)	(1,026)	(427)
UK	—	—	—
Norway	—	256	537
Property, plant and equipment	—	256	537
UK	—	—	—
Norway	—	125	289
Exploration and evaluation assets	—	125	289

4. Other	2015	2014	2013
Algeria	117	182	207
Colombia[5]	5	161	238
Total revenue and other income	122	343	445
Algeria	184	224	260
Colombia	68	40	1
Property, plant and equipment	252	264	261
Colombia	94	208	203
Kurdistan Region of Iraq	—	199	377
Exploration and evaluation assets	94	407	580

(5) Balances include after-tax equity income from Equion.

31. RELATED PARTY DISCLOSURES

Major Subsidiaries

The Consolidated Financial Statements include the financial statements of Repsol Oil & Gas Canada Inc. and the directly or indirectly owned subsidiaries. Transactions between subsidiaries are eliminated on consolidation. The following table lists the material operating subsidiaries owned directly or indirectly by the Company as at December 31:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Repsol Canada Energy Partnership¹	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Repsol Alberta Shale Partnership	Alberta	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) B.V.	The Netherlands	100%
Talisman Wiriagar Overseas Limited	British Virgin Islands	100%

(1)         Repsol Canada Energy Partnership is an Alberta general partnership which currently carries on substantially all of the Company’s conventional Canadian oil and gas operations.

Related party transactions with Repsol and Joint Ventures

From May 8, 2015 to December 31, 2015, Talisman (Algeria) B.V. (“TABV”) entered into Sale and Purchase Agreements with Repsol Trading S.A., a subsidiary of Repsol, under which TABV sold to Repsol approximately 1,452,000 barrels of Saharan Blend Crude Oil for a total of $75 million.  As at December 31, 2015, the amount included in accounts receivable as a result of these transactions was $11 million.

In July and December 2015, Talisman (Colombia) Oil and Gas Ltd. (“TCOG”) entered into Sale and Purchase Agreements with Repsol Trading S.A., a subsidiary of Repsol, under which TCOG sold to Repsol approximately 309,000 barrels of crude oil for $13 million. As at December 31, 2015, the amount included in accounts receivable as a result of these transactions was $2 million.

The Company entered into a commitment in 2001, along with its Corridor block partners and parties from two other blocks, to sell gas to GSPL (note 22), a subsidiary of Repsol’s significant shareholder Temasek. Currently ROGCI’s share of the sale on a daily basis is approximately 75 bbtu. The commitment matures in 2023.  As a result of the Repsol Transaction, GSPL and Temasek became the Company’s related parties. Since May 8, 2015, the Company’s gas sales to GSPL totaled $97 million (net the Company’s share). As at December 31, 2015, the amount included in accounts receivable as a result of this commitment was $18 million.

Other transactions between the Company and subsidiaries of the Company’s parent, Repsol, since May 8, 2015, are disclosed in note 4 and note 16. Related party transactions with joint ventures are disclosed as part of note 7 and note 23.

Key Management Personnel Compensation

The compensation of key management personnel, consisting of the Company’s directors and members of the executive committee, is as follows:

Years ended December 31,	2015	2014	2013
Short-term benefits	4	14	15
Pension and other post-employment benefits	3	5	5
Termination benefits	23	3	6
Share-based payments	11	3	9
Change of control payments	24	—	—
	65	25	35

Short-term benefits comprise salaries and fees, annual bonuses, cash, vehicle and other benefits.

The amount of pension benefits reported represents the attributable amount of the net benefit expense of the plans in which the key management personnel participate.

Termination benefits comprise amounts paid and accrued.

The share-based payments amount reported represents the cost to the Company of key management’s participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.